

KEEPING SUCCESS IN PERSPECTIVE.

 Middleburg Financial Corporation

2002 ANNUAL REPORT





LETTER TO SHAREHOLDERS.

Dear Shareholders:

As we close 2002, we are not only pleased to report that Middleburg Financial Corporation had record earnings, but that we also completed the structuring of our financial services holding company in order to meet all the needs of our clients. In April 2002, Independent Community Bankshares, Inc. became Middleburg Financial Corporation. The name change along with graphic changes to corporate logos began the process of presenting the subsidiaries of the company as a family of companies. This family of companies is able to provide our clients with a broad and diverse range of products and services to meet our market and client needs.

Net income for the year ending December 31, 2002 reached a record high of $6.3 million or $3.39 per diluted share, a 21% increase over the record performance of 2001. The return on average assets was 1.62%, a slight decline from 1.67% in 2001. Return on average equity also declined slightly from 17.55% in 2001 to 17.24%. The declines in return on average assets and average equity reflect increases in the Company's investment in resources necessary to assure future growth and expansion.

At the end of 2002, total consolidated assets had climbed to an all time high of $425.0 million, a 20% increase over last year. This was our fourth consecutive year of asset growth exceeding 18% per year. Loans increased to $209.8 million, an increase of 8.0% over 2001. The Company's loan portfolio quality ratios continued to reflect our underwriting standards. Non-performing loans stood at $1.1 million or .50% of total loans outstanding. Net charge-offs for the year were $53,000, up slightly from $44,000 in 2001.

Deposit and account growth continued to reflect Middleburg Bank's widespread appeal throughout Loudoun County. Deposits increased 21% to a new high of $328.9 million at December 31, 2002. Based on June 30, 2002 FDIC Deposit Market Share reports, Middleburg Bank held a 17.2% share of county deposits, solidifying its position as the largest bank in Loudoun County. We are particularly pleased to hold the number one position for the third consecutive year in light of the continued consolidation of banks in the Northern Virginia market.

One long-standing goal of the Company has been to increase non-interest income, decreasing our dependence on revenue from net interest margin. Our focus on that goal resulted in non-interest income of $7.3 million for the year, a 51.5% increase over 2001. Non-interest income is primarily generated from mortgage banking, service charges, fiduciary fees, investment advisory fees and investment sales fees.

The Company exercised its option to acquire Gilkison Patterson Investment Advisors (GPIA) in April 2002, adding more than $600 million in assets under management and 20 years of investment management expertise. GPIA's focus on fixed income and value equity money management complements the growth at a reasonable price (GARP) investment style of Tredegar Trust Company. The combination of these two subsidiaries provides our clients with three diverse investment options, while expanding the fee income opportunities of the Company.

During 2002, Middleburg Bank opened its fifth full-service branch, the second branch in Leesburg. We opened our first branch in Leesburg in 1996 and now that branch exceeds $100 million in deposits. The Leesburg market has grown in a similar fashion over that same time period, affording us a greater opportunity. In order to continue our quality service to our clients, we built an operations center in Leesburg to house our growing support services team. We converted our core operating system to one that enhances our ability to manage relationships with our clients. And the American Bankers Association named our 2002 advertising campaign the best in America among banks our size.

I am extremely grateful to every member of the Company whose collective efforts produced these outstanding results. I continue to be in awe of their talents and dedication. Of course, we realize that the end of one successful year signals the beginning of another with new challenges and opportunities. In today's highly competitive business environment, we have no plans to rest on last year's laurels.

We are fortunate to live and work in one of America's very special places. We do not take for granted the riches of Loudoun County and the generosity of its people. One of my goals in 2003 is to take every opportunity to just say thanks to those who have contributed so much to our success. In the months ahead, we hope to continue to meet or exceed our shareholders' expectations. I think one of the best ways to do that is to keep our success in the proper perspective.

Best regards,



Joseph L. Boling
Chairman of the Board & CEO

WE NEVER OUTGROW OUR VALUES.

When our company began as The Middleburg National Bank in 1924, the founders agreed to a simple set of values they felt could guide them far into the future:

- To serve Middleburg and western Fauquier County.
- To always emphasize personal service.
- To maintain high ethical standards.
- To contribute to the well-being of the entire community.
- To provide a reasonable return to investors.

For more than 75 years, we have adhered to those values and they have served us well. From its humble beginning, the once small one-branch bank has grown to become a diversified financial services company with more than $420 million in assets and $1 billion in assets under management by our subsidiaries, Tredegar Trust Company and Gilkison Patterson Investment Advisors, Inc. Middleburg Bank itself has more than doubled in size in the past four years and has become the largest depositor institution in Loudoun County.

During this period of unprecedented growth, our company's Board of Directors, officers and employees continue to find strength and direction in those values that were set more than seven decades ago. The financial performance detailed in this report certainly attests to Middleburg Financial Corporation's business acumen. But it also shows that a modern business organization can stick to its principles and continue to thrive and prosper in today's competitive environment.



5-year Net Income
(In Thousands)
2,975
3,566
4,228
5,217
6,312
'98
'99
'00
'01
'02



5-year Asset Growth
(In Thousands)
205,403
243,925
289,461
354,101
424,974
'98
'99
'00
'01
'02



5-year Loan Growth
(In Thousands)
121,323
143,235
177,598
196,400
212,107
'98
'99
'00
'01
'02



5-year Deposit Growth
(In Thousands)
172,680
203,837
224,640
271,731
328,903
'98
'99
'00
'01
'02

SELECTED FINANCIAL DATA.

	Years ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$ 23,758	$ 21,822	$ 19,209	$ 15,522	$ 13,785
Interest expense	6,524	7,814	7,041	5,345	5,313
Net interest income	$ 17,234	$ 14,008	$ 12,168	$ 10,177	$ 8,472
Provision for loan losses	300	300	400	420	135
Net interest income after provision for loan losses	$ 16,934	$ 13,708	$ 11,768	$ 9,757	$ 8,337
Non-interest income	7,312	4,827	3,669	2,959	2,187
Securities gains (losses)	(73)	384	(204)	(13)	(18)
Non-interest expense	15,526	11,947	9,555	8,040	6,674
Income before income taxes	$ 8,647	$ 6,972	$ 5,678	$ 4,663	$ 3,832
Income taxes	2,335	1,755	1,450	1,097	857
Net income	$ 6,312	$ 5,217	$ 4,228	$ 3,566	$ 2,975
Per Share Data:					
Net Income, Basic	$ 3.47	$ 2.99	$ 2.43	$ 2.00	$ 1.65
Net Income, Diluted	3.39	2.93	2.41	1.99	1.63
Cash Dividends	1.20	1.00	0.84	0.68	0.75
Book value at period end	22.35	17.31	15.68	12.97	12.85
Balance Sheet Data:					
Assets	$424,974	$354,101	$289,461	$243,925	$205,403
Loans, net of unearned income	212,107	196,400	177,598	143,235	121,323
Securities	163,673	124,351	81,577	67,739	57,786
Deposits	328,903	271,731	224,640	203,837	172,680
Shareholders' equity	41,410	30,338	27,271	23,075	22,863
Average shares outstanding, Basic	1,821	1,746	1,741	1,779	1,803
Average shares outstanding, Diluted	1,863	1,783	1,752	1,795	1,821
Performance Ratios:					
Return on Average Assets	1.62%	1.67%	1.62%	1.60%	1.54%
Return on Average Equity	17.24%	17.55%	17.46%	15.48%	13.24%
Capital to Assets	9.74%	8.57%	9.42%	9.49%	11.13%
Dividend payout	35.04%	33.53%	34.57%	34.00%	45.45%
Efficiency (1)	60.93%	60.40%	57.40%	57.90%	58.50%
Capital and Liquidity Ratios:					
Risk-based capital ratios:					
Tier 1 capital	14.8%	16.4%	12.7%	14.0%	17.1%
Total capital	15.6%	17.3%	13.6%	14.8%	17.9%
Leverage	10.6%	12.5%	9.7%	10.8%	11.2%

(1)Computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income, net of securities gains or losses.

5-year Assets Under Administration or Management

(In Thousands)



1,101,083
537,532
461,631
384,566
309,646
'98
'99
'00
'01
'02

THE CHALLENGES OF GROWTH.

In American business, growth is an assumed virtue. Growth fuels earnings and increases shareholder value. It provides career opportunities and personal satisfaction for employees. And growth allows a business to create new products, serve new markets and enhance client service. Middleburg Financial Corporation (MFC) has experienced unprecedented growth in recent years. In fact, our company grew more in the last five years than in its preceding 73 years. But growth



also has the potential to dilute a company's culture, threatening the ideals and principles that made it successful. Fortunately, the MFC Board of Directors and management have been steadfast in protecting our company's culture and underlying philosophy. As we have grown, renewed efforts have been made to take client service to a higher level. Before growth strained our resources, we opened new offices and increased our human resources. As the demands for our services expanded, we invested in infrastructure and technology to accommodate more clients. The result is a much larger business that still reflects our original values and personal service.



KEEPING PACE WITH LOUDOUN COUNTY.

We owe much of our recent growth to our location in Loudoun County, the second fastest growing market in America. As an exurb of Washington, D.C., Loudoun has benefited from an expanding federal government complex and its support services. Households in Loudoun County now stand at more than 70,000 with a total population of 196,000. There are 5,000 businesses in the county, from home-based and Mom & Pop shops to small business and corporate giants. Based on available home building permits alone, Loudoun's growth is expected to continue for many years. We will continue to seek profitable expansion opportunities to the west and east of the county, building on our current dominant share of the market's financial services business.



COMPETING WITH AMERICA'S FINANCIAL GIANTS.

Loudoun County is now home to branch operations of some of America's largest financial services companies. Many established a foothold in Loudoun County by acquiring local community banks. While the merger activity that has swept the region may have accomplished the goals of the larger financial institutions, it also helped us to achieve ours. As one of the few community banks "still standing" in Loudoun County, our client base has grown considerably from the dissatisfaction of clients who have seen personal service replaced by organizations too bureaucratic and disconnected from the community to measure up to their expectations. In the last three years, MFC has invested substantially in marketing campaigns designed to extol the virtues of community banking, local management and hands-on personal service. By virtually every measure, the investment has paid major dividends to our company.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K



MAR 2 7 2003
WASH., D.C.
SECTION

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
Commission file number 0-24159

MIDDLEBURG FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Virginia (State or Other Jurisdiction of Incorporation or Organization)	**54-1696103** (I.R.S. Employer Identification No.)
111 West Washington Street **Middleburg, Virginia** (Address of Principal Executive Offices)	**20117** (Zip Code)

(703) 777-6327
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	n/a

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $5.00 per share
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ___ No _X_

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $61,170,310

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date. 1,852,682 shares of Common Stock

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2003 Annual Meeting of Shareholders – Part III

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

General

Middleburg Financial Corporation ("MFC" or the "Company") is a bank holding company that was incorporated under Virginia law in 1993. The Company changed its name in May 2002 from Independent Community Bankshares, Inc. to Middleburg Financial Corporation. The Company conducts its primary operations through three wholly owned subsidiaries, Middleburg Bank (the "Bank"), Tredegar Trust Company ("Tredegar") both of which are chartered under Virginia law, and Gilkison Patterson Investment Advisors, Inc. ("GPIA"), which is an investment advisor registered with the Securities and Exchange Commission.

The Bank has five full service branches and one limited service facility. The Bank has its main office at 111 West Washington Street, Middleburg, Virginia 20117, and has offices in Purcellville, Leesburg and Ashburn, Virginia. The Bank opened for business on July 1, 1924.

Tredegar has its main office at 821 East Main Street, Richmond, Virginia 23219, and a branch office in Middleburg, Virginia. Tredegar opened for business in January 1994.

GPIA has its main office at 1901 North Beauregard Street, Alexandria, Virginia 22311.

The Bank serves western Loudoun County. Loudoun County is in northwestern Virginia and included in the Washington-Baltimore Metropolitan statistical area. Loudoun County's population is approximately 170,000 with over one-third of the population located in the Company's markets. The local economy is driven by service industries requiring a high skill level, self-employed individuals, the equine industry and the independently wealthy. Tredegar serves primarily the greater Richmond area including the counties of Henrico, Chesterfield, Hanover, Goochland and Powhatan, as well as Loudoun County. However, Tredegar does have clients outside of its primary market. Richmond is the state capital of Virginia, and the greater Richmond area has a population in excess of 800,000 people. GPIA primarily serves the District of Columbia metropolitan area including contingent markets in Virginia and Maryland but also has clients in 25 other states.

The Company, through its subsidiaries, offers a wide range of banking, fiduciary and investment management services available to both individuals and small businesses. The banking services include various types of checking and savings deposit accounts, and the making of business, real estate, development, mortgage, home equity, automobile and other installment, demand and term loans. Also, the Bank offers ATMs at all locations, internet banking, travelers' checks, money orders, safe deposit rentals, collections, notary public, wire services and other traditional bank services to its customers. Tredegar provides a variety of investment management and fiduciary services including trust and estate settlement. Tredegar can also serve as escrow agent, attorney-in-fact, guardian of property or trustee of an IRA. GPIA provides fee based investment management services for its clients.

The Bank has one wholly owned subsidiary, Middleburg Bank Service Corporation. Middleburg Bank Service Corporation is a partner in a limited liability company, Bankers Title Shenandoah, LLC, which sells title insurance to its members. Middleburg Bank Service Corporation has also invested in another limited liability company, Virginia Bankers Insurance Center, LLC, which acts as a broker for insurance sales for its member banks. The Company has a fourth wholly owned subsidiary, ICBI Capital Trust I, which is a Delaware Business Trust that the Company formed in connection with the issuance of $10 million in trust preferred debt in November 2001.

As of December 31, 2002, the Company had a total of 152 full time equivalent employees. The Company considers relations with its employees to be excellent. The Company's employees are not represented by a collective bargaining unit.

Competition

The Company faces significant competition for both loans and deposits. Competition for loans comes from commercial banks, savings and loan associations and savings banks, mortgage banking subsidiaries of regional commercial banks, subsidiaries of national mortgage bankers, insurance companies, and other institutional lenders. Its most direct competition for deposits has historically come from savings and loan associations and savings banks, commercial banks, credit unions and other financial institutions. Based upon total deposits at June 30, 2002 as reported to the FDIC, MFC has the largest share of deposits among the banking organizations operating in Loudoun County, Virginia. MFC also faces competition for deposits from short-term money market mutual funds and other corporate and government securities funds.

Tredegar competes for clients and accounts with banks, other financial institutions and money managers. Even though many of these institutions have been engaged in the trust or investment management business for a considerably longer period of time than Tredegar and have significantly greater resources, Tredegar has grown through its commitment to quality trust services and a local community approach to business.

GPIA competes for its clients and accounts with other money managers and investment brokerage firms. Like the rest of the Company, GPIA is dedicated to quality service and high investment performance for its clients. GPIA has successfully operated in its markets for 21 years. For 19 years, GPIA operated under the name of Kahn Brothers Investment Management Company ("KBIMC"). Upon entering into a purchase option with MFC, KBIMC changed its name to "Gilkison Patterson Investment Advisors, Inc."

Supervision and Regulation

General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, (the "BHCA") and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve Board. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity that is determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities.

As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. State and federal law also governs the activities in which the Bank engages, the investments that it makes and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect the Bank's operations.

The earnings of the Company's subsidiaries, and therefore the earnings of the Company, are affected by general economic conditions, management policies, changes in state and federal legislation and actions of various regulatory authorities, including those referred to above. The following description summarizes the significant federal and state laws to which the Company, the Bank and Tredegar are subject. To the extent statutory or regulatory provisions or proposals are described, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

Payment of Dividends. The Company is a legal entity separate and distinct from its banking and other subsidiaries. The majority of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2002, the Bank declared $2.1 million in dividends payable to the Company.

Capital. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital," which, together with Tier 1 capital, composes "total capital").

In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Pursuant to these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal banking regulatory evaluation of an organization's overall safety and soundness.

The risk-based capital or standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the Federal Deposit Insurance Corporation ("FDIC") insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

The federal banking agencies also have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. As of December 31, 2002, the Company and the Bank were classified as well capitalized.

State banking regulators also have broad enforcement powers over the Bank, including the power to impose fines and other civil and criminal penalties, and to appoint a conservator.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state was authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 (the "Act") was signed into law on November 12, 1999. The Act covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. Most of the Act's provisions require the federal banking regulatory agencies and other regulatory bodies to adopt regulations to implement the Act, and for that reason an assessment of the full impact on the Company of the Act must await completion of that regulatory process.

The Act repeals sections 20 and 32 of the Glass-Stegall Act, thus permitting unrestricted affiliations between banks and securities firms. The Act also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, brokerage, investment and merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed, and have at least a satisfactory Community Reinvestment Act rating.

The Act provides that the states continue to have the authority to regulate insurance activities but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in certain areas identified in the Act. The Act directs the federal banking regulatory agencies to adopt insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The Act adopts a system of functional regulation under which the Federal Reserve Board is confirmed as the umbrella regulator for financial holding companies, but financial holding company affiliates are to be principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates and state insurance regulators for insurance affiliates. The Act repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended, but identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker", and a set of activities in which a bank may engage without being deemed a "dealer". The Act also makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The Act contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The Act provides that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The Act also provides that the states may adopt customer privacy protections that are more strict than those contained in the Act. The Act also makes a criminal offense, except in limited circumstances, obtaining or attempting to obtain customer information of a financial nature by fraudulent or deceptive means.

Tredegar. Tredegar operates as a trust subsidiary of the Company. It is subject to supervision and regulation by the Virginia State Corporation Commission's Bureau of Financial Institutions and the Federal Reserve Board.

State and federal regulators have substantial discretion and latitude in the exercise of their supervisory and regulatory authority over Tredegar, including the statutory authority to promulgate regulations affecting the conduct of business and the operations of Tredegar. They also have the ability to exercise substantial remedial powers with respect to Tredegar in the event that it determines that Tredegar is not in compliance with applicable laws, orders or regulations governing its operations, is operating in an unsafe or unsound manner, or is engaging in any irregular practices.

GPIA. GPIA operates as a non-banking subsidiary of the Company. It is subject to supervision and regulation by the Securities and Exchange Commission under the Investment Advisors Act of 1940, as amended.

ITEM 2. PROPERTIES

The headquarters building of the Company and the Bank, which also serves as a branch office for Tredegar, was completed in 1981 and is a two-story building of brick construction, with approximately 18,000 square feet of floor space, located at 111 West Washington Street, Middleburg, Virginia 20117. The office operates nine teller windows, including three drive-up facilities and one stand-alone automatic teller machine. The Bank owns the headquarters building.

The Purcellville bank branch was purchased in 1994 and is a one-story building with a basement of brick construction, with approximately 3,000 square feet of floor space, located at 431 East Main Street, Purcellville, Virginia 20132. The office operates four teller windows, including three drive-up facilities and one drive-up automatic teller machine. The Bank owns this branch building.

The Catoctin Circle, Leesburg bank branch was completed in 1997 and is a two-story building of brick construction, with approximately 6,000 square feet of floor space, located at 102 Catoctin Circle, SE, Leesburg, Virginia 20175. The office operates five teller windows, including three drive-up facilities and one drive-up automatic teller machine. The Bank owns this branch building.

The Fort Evans Road, Leesburg bank branch was completed in July 2002 and is a one-story building of brick construction, with approximately 3,500 square feet of floor space, located at 211 Fort Evans Road, NE, Leesburg, Virginia 20176. The office operates five teller windows, including three drive-up facilities and one drive-up automatic teller machine. The Bank owns this branch building.

The Leesburg limited service facility, located at 200 North King Street, was leased beginning April 1999. The leased space consists of 200 square feet with one teller window and a stand-alone automated teller machine. Transactions in this branch are limited to paying and receiving teller functions. The initial term of this lease is five years with two additional renewal periods of five years each. The annual lease expense associated with this location is $5,400.

The Ashburn bank branch, which is leased, opened in June 1999 and consists of 3,400 rentable square feet at 20955 Professional Plaza, Suite 100, Ashburn, Virginia 20147. The office is a full service branch with five teller windows, three drive-up facilities and a drive-up automated teller machine. The initial term of the lease is 15 years with two five-year renewal options. The annual lease expense associated with this location is $68,000.

The Leesburg operations building was completed in June 2002. The building is Class A office space and is home to the deposit and loan operations, data processing, information technology, human resources, training and mortgage banking departments. This building is a two story building with 18,000 square feet of floor space, located at 106 Catoctin Circle, SE, Leesburg, Virginia 20175. The Bank owns this building.

Tredegar leases its main office at 821 East Main Street in Richmond, Virginia. The lease, which was entered into in August 2001 when Tredegar moved from its former location, is for a term of 15 years, with no renewal options. The annual lease expense for the new location will be $165,000. Total lease expense for 2001, including the new and previous office space, was $76,000. Tredegar closed its branch office in Williamsburg, Virginia in April 2001. The space included approximately 500 square feet used primarily for business development and sales. The annual lease expense associated with this location was $7,500.

GPIA leases its main office at 1901 North Beauregard Avenue, Alexandria, Virginia, 22311. The lease, which was entered into in May 1999, is for a term of five years, with no renewal options. The space includes approximately 3,500 square feet of office space and 900 square feet of storage. The annual lease expense associated with this location is $79,000. The lease is currently in negotiations with no anticipated increase in expense.

All of the Company's properties are in good operating condition and are adequate for the Company's present and anticipated future needs.

ITEM 3. <u>LEGAL PROCEEDINGS</u>

There are no material pending legal proceedings to which the company is a party or of which the property of the Company is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since May 15, 2002, the Company's Common Stock has traded on the Nasdaq SmallCap Market under the symbol "MBRG". From September 15, 2000 until May 14, 2002, the Company's Common Stock had traded on the Nasdaq SmallCap Market under the symbol "ICBX".

Market Price and Dividends

	Sales Price ($)		Dividends ($)
	High	Low	
2001:			
1st quarter	33.00	21.00	.25
2nd quarter	31.25	27.00	.25
3rd quarter	36.00	29.00	.25
4th quarter	35.90	32.50	.25
2002:			
1st quarter	45.58	35.11	.30
2nd quarter	50.00	44.10	.30
3rd quarter	48.75	44.00	.30
4th quarter	48.25	45.25	.30

MFC historically has paid cash dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of MFC's Board of Directors and will depend upon the earnings of MFC and its subsidiaries, principally its subsidiary bank, the financial condition of MFC and other factors, including general economic conditions and applicable governmental regulations and policies. MFC or the Bank has paid regular cash dividends for over 200 consecutive quarters.

As of March 4, 2003, MFC had approximately 1,350 shareholders of record.

ITEM 6. SELECTED FINANCIAL DATA

The information set forth in the following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$23,758	$21,822	$19,209	$15,522	$13,785
Interest expense	6,524	7,814	7,041	5,345	5,313
Net interest income	$17,234	$14,008	$12,168	$10,177	$8,472
Provision for loan losses	300	300	400	420	135
Net interest income after provision for loan losses	$16,934	$13,708	$11,768	$9,757	$8,337
Noninterest income	7,312	4,827	3,669	2,959	2,187
Securities gains (losses)	(73)	384	(204)	(13)	(18)
Noninterest expense	15,526	11,947	9,555	8,040	6,674
Income before income taxes	$8,647	$6,972	$5,678	$4,663	$3,832
Income taxes	2,335	1,755	1,450	1,097	857
Net income	$6,312	$5,217	$4,228	$3,566	$2,975
Per Share Data:					
Net Income, Basic	$3.47	$2.99	$2.43	$2.00	$1.65
Net Income, Diluted	3.39	2.93	2.41	1.99	1.63
Cash Dividends	1.20	1.00	0.84	0.68	0.75
Book value at period end	22.35	17.31	15.68	12.97	12.85
Balance Sheet Data:					
Assets	$424,974	$354,101	$289,461	$243,925	$205,403
Loans, net of unearned income	212,107	196,400	177,598	143,235	121,323
Securities	163,673	124,351	81,577	67,739	57,786
Deposits	328,903	271,731	224,640	203,837	172,680
Shareholders' equity	41,410	30,338	27,271	23,075	22,863
Average shares outstanding, Basic	1,821	1,746	1,741	1,779	1,803
Average shares outstanding, Diluted	1,863	1,783	1,752	1,795	1,821
Performance Ratios:					
Return on Average Assets	1.62%	1.67%	1.62%	1.60%	1.54%
Return on Average Equity	17.24%	17.55%	17.46%	15.48%	13.24%
Capital to Assets	9.74%	8.57%	9.42%	9.49%	11.13%
Dividend payout	35.04%	33.53%	34.57%	34.00%	45.45%
Efficiency (1)	60.93%	60.4%	57.4%	57.9%	58.5%
Capital and Liquidity Ratios:					
Risk-based capital ratios:					
Tier 1 capital	14.8%	16.4%	12.7%	14.0%	17.1%
Total capital	15.6%	17.3%	13.6%	14.8%	17.9%
Leverage	10.6%	12.5%	9.7%	10.8%	11.2%

(1) Computed by dividing noninterest expense by the sum of net interest income on a tax equivalent basis and noninterest income, net of securities gains or losses.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity, and capital resources of MFC. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements.

Critical Accounting Policies

The financial condition and results of operations presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements and management's discussion and analysis are, to a large degree, dependent upon the accounting policies of the Company. The selection and application of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

Presented below is discussion of those accounting policies that management believes are the most important ("Critical Accounting Policies") to the portrayal and understanding of the Company's financial condition and results of operations. These Critical Accounting Policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Allowance for Loan Losses

The Company monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan and lease portfolio. The Company maintains policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan and lease portfolio; and the loan grading system.

The Company evaluates various loans individually for impairment as required by Statement of Financial Accounting Standard ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies ("SFAS 5"), with a group of loans that have similar characteristics.

For loans without individual measures of impairment, the Company makes estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans and leases, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loans and lease losses. This estimate of losses is compared to the allowance for loan and lease losses of the Company as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. The Company recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Consolidated Financial Statements.

Valuation of Derivatives

The Company maintains an overall interest rate risk management strategy that incorporates the use of derivative financial instruments. The Company has used derivative financial instruments only for asset/liability management through the hedging of a specific transaction or position, and not for trading or speculative purposes.

Management believes that the risk associated with using derivative financial instruments to mitigate interest rate risk sensitivity is minimal and should not have any material unintended impact on the Company's financial condition or results of operations.

Intangibles and Goodwill

The Company has approximately $6.9 million in intangible assets and goodwill at December 31, 2002, an increase of $5.9 million since December 31, 2001. The increase is associated with the April 1, 2002 acquisition of Gilkison Patterson Investment Advisors, Inc. ("GPIA"), a registered investment advisor. In connection with this investment, a purchase price valuation (using FAS 141 and 142 as a guideline) was completed to determine the appropriate allocation to identified intangibles. The valuation concluded that approximately 42% of the purchase price was related to the acquisition of customer relationships with an amortizable life of 15 years. Another 19% of the purchase price was allocated to a non-compete agreement with an amortizable life of 7 years. The remainder of the purchase price has been allocated to goodwill.

The purchase price allocation process requires management estimates and judgment as to expectations for the life span of various customer relationships as well as the value that key members of management add to the success of the Company. For example, customer attrition rates were determined based upon assumptions that the past five years may predict the future. If the actual attrition rates, among other assumptions, differed from the estimates and judgments used in the purchase price allocation, the amounts recorded in the financial statements could result in a possible impairment of the intangible assets and goodwill or require an acceleration in the amortization expense.

In addition, FAS 142 requires that goodwill be tested annually using a two-step process. The first step is to identify a potential impairment. The second step measures the amount of the impairment loss, if any. Processes and procedures have been identified for the two-step process.

When the Company completes its ongoing review of the recoverability of intangible assets and goodwill, factors that are considered important to determining whether an impairment might exist include loss of customers acquired or significant withdrawals of the assets currently under management and/or early retirement or termination of key members of management. Any changes in the key management estimates or judgments could result in an impairment charge, and such a charge could have an adverse effect on the Company's financial condition and results of operations.

Overview

MFC is headquartered in Middleburg, Virginia and conducts its primary operations through three wholly owned subsidiaries, the Bank, Tredegar and GPIA. The Bank is a community bank serving western Loudoun County, Virginia with five full service branches and one limited service facility. Tredegar is a trust company headquartered in Richmond, Virginia with a branch office in Middleburg, Virginia. GPIA is a registered investment advisor headquartered in Alexandria, Virginia serving clients in 26 states.

MFC exercised its option to buy GPIA in April 2002. The terms of the transaction include a total purchase price of $6 million with 59,874 common shares of MFC issued to the shareholders of GPIA. At the time of acquisition GPIA had approximately $630 million of assets under management with clients in 30 states. Clients who are located in Washington, DC, Maryland and Virginia account for approximately 68% of the assets under management. With the addition of GPIA, assets under management by both Tredegar and GPIA exceeded $1 billion at December 31, 2002.

In 2002, MFC continued to realize the benefit of high growth rates in both assets and net earnings. Results for 2002 were also favorably affected by the growth in revenues from the Bank's mortgage banking and investment sales operations. By December 31, 2002, total assets were $425.0 million, an increase of 20.0%. Total assets at December 31, 2001 were $354.1 million. Loans, net of unearned income, grew 8.0% from $196.4 million at December 31, 2001 to $212.1 million at December 31, 2002. Total deposits increased $57.2 million from $271.7 million at December 31, 2001 to $328.9 million at December 31, 2002. MFC remains well capitalized with risk-adjusted core capital and total capital ratios well above the regulatory minimums. Asset quality measures also remained consistently strong throughout the year.

MFC is not aware of any current recommendations by any regulatory authorities that, if they were implemented, would have a material effect on the registrant's liquidity, capital resources or results of operations.

Results of Operations

Net Income

Net income for 2002 was $6.3 million, an increase of 21.0% over 2001's net income of $5.2 million. Net income for 2001increased 23.4% over 2000's net income of $4.2 million. For 2002, earnings per diluted share were $3.39 compared to $2.93 and $2.41 for 2001 and 2000, respectively.

Return on average assets ("ROA") measures how effectively MFC employs its assets to produce net income. The ROA for MFC decreased slightly to 1.62% for the year ended December 31, 2002 from 1.67% for the same period in 2001. The decrease in the net interest margin and additional investments in fixed assets during 2002 contributed to the five basis point decrease in the ROA. The ROA for 2000 was 1.62%. Return on average equity (ROE), another measure of earnings performance, indicates the amount of net income earned in relation to the total equity capital invested. ROE decreased to 17.24% for the year ended December 31, 2002. The additional capital issued in the acquisition of GPIA contributed the decrease in ROE during 2002. ROE was 17.6% and 17.5% for the years ended December 31, 2001 and 2000, respectively.

Average Balances, Income and Expenses, Yields and Rates
Years Ended December 31,

	2002			2001			2000	
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense
				(Dollars in thousands)				
Assets :								
Securities:								
Taxable	$ 101,725	$ 5,629	5.53%	$ 52,040	$ 3,364	6.46%	$ 46,838	$ 3,334
Tax-exempt (1) (2)	36,471	2,757	7.56%	38,748	2,933	7.57%	30,963	2,392
Total securities	$ 138,197	$ 8,386	6.07%	$ 90,788	$ 6,297	6.94%	$ 77,801	$ 5,726
Loans								
Taxable	$ 213,844	$ 16,137	7.55%	$ 194,835	$ 16,297	8.36%	$ 160,658	$ 14,049
Tax-exempt	758	63	8.32%	520	46	8.85%	437	41
Total loans	$ 214,602	$ 16,200	7.55%	$ 195,355	$ 16,343	8.37%	$ 161,095	$ 14,090
Federal funds sold	5,396	82	1.52%	3,046	117	3.84%	2,800	170
Interest on money market investments	2,194	39	1.77%	1,742	63	3.62%	512	40
Interest bearing deposits in other financial institutions	349	5	1.30%	250	9	3.60%	104	4
Total earning assets	$ 360,738	$ 24,712	6.85%	$ 291,181	$ 22,829	7.84%	$ 242,312	$ 20,030
Less: allowances for credit losses	(2,187)			(1,948)			(1,595)	
Total nonearning assets	31,071			23,508			20,875	
Total assets	$ 389,621			$ 312,741			$ 261,592	
Liabilities:								
Interest-bearing deposits:								
Checking	$ 39,430	$ 93	0.24%	$ 33,978	$ 223	0.66%	$ 32,461	$ 295
Regular savings	19,813	183	0.92%	15,183	278	1.83%	13,148	263
Money market savings	66,102	905	1.37%	46,616	1,166	2.50%	42,852	1,162
Time deposits:								
$100,000 and over	51,723	1,648	3.19%	39,154	2,086	5.33%	25,997	1,453
Under $100,000	44,367	1,392	3.14%	46,409	2,088	4.50%	44,389	2,151
Total interest-bearing deposits	$ 221,435	$ 4,221	1.91%	$ 181,340	$ 5,841	3.22%	$ 158,847	$ 5,324
Federal Home Loan Bank Advances	3,126	115	3.68%	7,543	482	6.39%	9,186	584
Securities sold under agreements to repurchase	13,434	177	1.31%	13,292	399	3.00%	12,279	616
Long-term debt	38,156	2,007	5.26%	19,332	1,076	5.57%	8,090	500
Federal Funds Purchased	221	4	1.78%	371	16	4.31%	286	17
Total interest-bearing liabilities	$ 276,373	$ 6,524	2.36%	$ 221,878	$ 7,814	3.52%	$ 188,688	$ 7,041
Non-interest bearing liabilities								
Demand Deposits	74,787			59,289			47,355	
Other liabilities	1,860			1,854			1,329	
Total liabilities	$ 353,019			$ 283,021			$ 237,372	
Shareholders' equity	36,602			29,720			24,220	
Total liabilities and shareholders' Equity	$ 389,621			$ 312,741			$ 261,592	
Net interest income		$ 18,188			$ 15,015			$ 12,989
Interest rate spread			4.49%			4.32%		
Interest expense as a percent of average earning assets			1.81%			2.68%		
Net interest margin			5.04%			5.16%		

(1) Income and yields are reported on tax equivalent basis assuming a federal tax rate of 34%.
(2) Income and yields include dividends on preferred bonds that are 70% excludable for tax purposes.

Net Interest Income

Net interest income represents the principal source of earnings of MFC. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest earning assets and interest bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

Net interest income on a fully tax-equivalent basis was $18.2 million for the year ended December 31, 2002. This is an increase of 21.1% over the $15.0 million reported for the same period in 2001. Net interest income for 2001 increased 15.6% over the $13.0 million reported for 2000.

The increase in net interest income in 2002 resulted from the 23.9% growth in average earning assets. The 99 basis point decrease in earning assets yield was offset by a 116 basis point decrease in the cost of funding, which allowed the net interest margin to remain above 5% throughout 2002. The average balance in the securities portfolio increased by $47.4 million while the tax-equivalent yield decreased 87 basis points to 6.07%. Nevertheless, the increase in the average balance of the securities portfolio was able to provide $2.1 million in additional interest income on a tax-equivalent basis. The average loan portfolio volume increased 9.9% during 2002. Conversely, the average yield on the loan portfolio decreased 82 basis points. Loan demand was strong throughout 2002; however, the loan portfolio experienced significant run off due to borrower refinancings of residential real estate loans.

In 2002, MFC experienced significant growth in its interest bearing checking, savings and money market accounts. Despite a 30.9% increase in the average balances of these accounts, the decline in deposit rates during 2002 allowed MFC to experience a decrease in the respective interest expenses of $486,000. The average balances in certificates of deposit increased 12.3%, while the interest expense associated with these deposits decreased 27.2% or $1.1 million.

MFC's reliance on other funding sources, such as the Federal Home Loan Bank overnight advances, decreased on average by $4.4 million with a related decrease in interest expense of $367,000. During 2002, however, MFC increased on average its long term borrowings from the Federal Home Loan Bank by $10.8 million. Total interest expense for 2002 was $6.5 million, a decrease of $1.3 million compared to the total interest expense for 2001.

The increase in net interest income in 2001 resulted from largely from the continued growth in the average earning assets. Both the assets yields and the cost of funding decreased at ratable amounts resulting in a decrease of 20 basis points in the net interest margin. The average balance in the securities portfolio increased $13.0 million, while the tax-equivalent yield decreased 42 basis points to 6.94%, providing $571,000 in additional interest income on a tax-equivalent basis. The asset/liability strategies employed by management influenced the increase in the investment portfolio yield. The average loan portfolio volume increased 21.3% during 2001, providing $2.8 million in interest income, while the average yield on the loan portfolio decreased 38 basis points, causing the interest income provided by the loan portfolio to decrease by $579,000.

In 2001, MFC experienced respectable growth in its interest bearing checking, savings and money market accounts. In spite of the 8.3% increase in the average balances, the decline in deposit rates during 2001 allowed MFC to experience a decrease in the respective interest expenses of $53,000. The average balances in certificates of deposit increased 21.6%, while the interest expense associated with these deposits increased 15.8% or $570,000. The decline in the average rate paid on certificates of deposit produced a decrease in interest expense of approximately $235,000, while the increased volume of certificates of deposit increased interest expense by approximately $805,000.

MFC's reliance on other funding sources, such as the Federal Home Loan Bank overnight advances, decreased on average by $1.6 million with a related decrease in interest expense of $102,000. However, during 2001, MFC increased on average its long term borrowings from the Federal Home Loan Bank by $9.5 million. During the fourth quarter of 2001, MFC issued $10 million in trust preferred securities adding $1.7 million in average long term debt to the balance sheet. The interest expense related to the trust preferred securities is also included in long term debt interest expense and amounted to approximately $59,000. Total interest expense for 2001 was $7.8 million, an increase of $773,000 compared to 2000.

The following table analyzes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities compared to changes in interest rates. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. Nonaccruing loans are included in the average outstanding loans.

Volume and Rate Analysis
(Tax Equivalent Basis)
Years Ended December 31,

	2002 vs 2001 Increase (Decrease) Due to Changes in:			2001 vs 2000 Increase (Decrease) Due to Changes in:		
	(In Thousands)					
	Volume	Rate	Total	Volume	Rate	Total
arning Assets:						
ecurities:						
Taxable	$ 2,667	$ (402)	$ 2,265	$ 181	$ (151)	$ 30
Tax-exempt	(172)	(4)	(176)	590	(49)	541
oans:						
Taxable	1,495	(1,655)	(160)	2,825	(577)	2,248
Tax-exempt	20	(3)	17	7	(2)	5
ederal funds sold	126	(161)	(35)	17	(70)	(53)
iterest on money market investments	25	(49)	(24)	30	(7)	23
iterest bearing deposits in other financial institutions	7	(11)	(4)	5	-	5
Total earning assets	$ 4,168	$ (2,285)	$ 1,883	$ 3,655	$ (856)	$ 2,799
nterest-Bearing Liabilities:						
iterest checking	$ 44	$ (174)	(130)	$ 15	$ (87)	(72)
egular savings deposits	151	(246)	(95)	33	(18)	15
Ioney market deposits	381	(642)	(261)	34	(30)	4
ime deposits						
$100,000 and over	550	(988)	(438)	697	(64)	633
Under $100,000	(88)	(608)	(696)	108	(171)	(63)
Total interest bearing deposits	$ 1,038	$ (2,658)	$ (1,620)	$ 887	$ (370)	$ 517
Federal Home Loan Bank Advances	$ (213)	$ (154)	$ (367)	$ (105)	$ 3	$ (102)
Securities sold under agreement to repurchase	4	(226)	(222)	56	(273)	(217)
Long-term debt	987	(56)	931	620	(44)	576
Federal Funds Purchased	(5)	(7)	(12)	(13)	12	(1)
Total interest bearing liabilities	$ 1,811	$ (3,101)	$ (1,290)	$ 1,445	$ (672)	$ 773
hange in net interest income	$ 2,357	$ 816	$ 3,173	$ 2,210	$ (184)	$ 2,026

(1) The change in interest, due to both rate and volume, has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each..

Provision for Loan Losses

MFC's loan loss provision during 2002 and 2001 was $300,000. MFC is committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in the loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Noninterest Income

Noninterest income has been and will continue to be an important factor for increasing profitability. Management recognizes this and continues to review and consider areas where non-interest income can be increased. Noninterest income includes fees generated by the mortgage banking and investment sales departments of the Bank as well as by Tredegar and GPIA. Trust fee income decreased 7.7% during 2002 to $1.2 million. A significant portion of trust fees are based upon a percentage of the market value of the assets under management, so any decreases in market value of the assets under management result in a similar decrease in fees. Tredegar's accounts are typically invested in equities with a smaller allocation to fixed income securities. The continued decline in equity market values have more than offset all of the growth in the fees as result of new business. GPIA's investment advisory fees added $1.5 million to noninterest income for the eight months that they have been a subsidiary of MFC. Like Tredegar, their fees are based upon a percentage of the market value of the assets under management; however, GPIA's clients have substantially more invested in fixed income securities. The fixed income market typically has an opposite reaction to the equity markets. Thus, about 5% of their fee increase over 2001 is related to relative increases in market values of the portfolios managed while the remaining 3% is related to new business growth. Due to historic low mortgage rates and increased refinancings, the mortgage banking department contributed an additional $452,000 of fees on loans held for sale during 2002. During 2002, the Bank increased its transaction oriented deposit accounts by 30.5% resulting in growth in service charges and fee income. The service charges and fees associated with deposit accounts increased 35.0% during 2002. During 2002, MFC realized $73,000 in net losses as a result of restructuring the investment portfolio in response to the change in the interest rate environment in 2002. Total noninterest income for 2002 was $7.2 million, compared to $5.2 million for 2001.

Noninterest income for 2001 increased 50.4% to $5.2 million from $3.5 million in 2000. The increase is due primarily to the increase on fees on loans held for sale, investment sales fees and service charges on deposit accounts. The mortgage banking department contributed an additional $840,000 of fees on loans held for sale during 2001. The service charges and fees associated with deposit accounts increased 23.1% during 2001. The increase in these fees was due primarily to a 31.2% increase in transaction oriented deposit account growth.

Noninterest Income

	Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Service charges, commissions and fees	$ 1,960	$ 1,452	$ 1,180
Trust fee income	1,181	1,279	1,594
Investment advisory fee income	1,544	-	-
Fees on loans held for sale	1,935	1,483	643
Commission on investment sales	611	485	116
Other operating income	81	128	136
Noninterest income	$ 7,312	$ 4,827	$ 3,669
Gains (losses) on securities available for sale, net	(73)	384	(204)
Total noninterest income	$ 7,239	$ 5,211	$ 3,465

Noninterest Expenses

Improving operating efficiency is as important to management as enhancing noninterest income. Total noninterest expenses increased 30.0% or $3.6 million to $15.5 million in 2002. The acquisition of GPIA on April 1, 2002 accounts for 32.3% or $1.1 million of the total increase in noninterest expenses. Salaries and employee benefits increased $2.2 million or 30.7% due to increased commission expense for fee-related business and enhancing the internal infrastructure to support a growing organization. Approximately $673,000 of the $2.2 million increase in salaries expense is related to the acquisition of GPIA. Occupancy and equipment expense increased $605,000 or 48.6% to $1.9 million. The costs to move the existing operations departments from the Company's main office to the operations facility as well as readying the buildings for occupancy have caused the increase in occupancy and equipment expense. Advertising expense increased 29.4% in 2002. Two additional bank mergers within the market areas presented opportunities for additional image advertising that resulted in increased business. Computer operations expense increased 32.1% to $539,000 during 2002. The Company placed in service additional equipment to enhance the security infrastructure of the internal network as well as upgraded the core bank processing software. An increase in the usage of internet banking services by accountholders also contributed to the increase in computer operations expense. Other operating expenses increased $546,000 to $3.3 million for 2002 compared to $2.8 million for 2001. Expenses associated with servicing an increased volume of accounts and transactions such as postage and printing have also impacted other operating expenses in 2002.

Noninterest expenses increased 25.0% or $2.4 million to $11.9 million in 2001. This increase resulted from both pressures to provide competitive salary and benefit programs and occupancy and equipment investments to position the Bank for future growth and productivity.

Noninterest Expenses

	Years Ended December 31,		
	2002	2001	2000
		(In thousands)	
Salaries and employee benefits	$ 9,383	$ 7,180	$ 5,600
Net occupancy and equipment expense	1,851	1,246	1,172
Advertising	414	320	347
Computer operations	539	408	298
Other operating expenses	3,339	2,793	2,138
Total	$ 15,526	$ 11,947	$ 9,555

Income Taxes

Reported income tax expense was $2.3 million for 2002, an increase of $580,000 compared to $1.8 million for 2001. The effective tax rate for 2002 was 27.0% compared to 25.2% in 2001 and 25.5% in 2000. The increase in the effective tax rate for 2002 was influenced by the change in the mix of the investment securities portfolio as well as the increase in non-interest income. Note 10 of the Company's Consolidated Financial Statements provides a reconciliation between the amount of income tax expense computed using the federal statutory rate and MFC's actual income tax expense. Also included in Note 10 to the Consolidated Financial Statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2002.

Summary of Financial Results by Quarter

(Dollars in thousands except per share)	2002 Quarter Ended March 31	June 30	September 30	December 31
Net interest income	$ 4,156	$ 4,290	$ 4,391	$ 4,397
Net interst income after provision for loan losses	4,081	4,215	4,316	4,322
Non interest income	1,184	1,815	2,061	2,253
Net securities gains (losses)	(80)	33	(31)	5
Non interest expense	3,128	3,711	4,058	4,630
Income before income taxes	2,057	2,352	2,288	1,950
Net income	1,514	1,686	1,642	1,470
Earnings per common share - assuming dilution	$ 0.84	$ 0.90	$ 0.87	$ 0.78
Dividends per common share	0.30	0.30	0.30	0.30

(Dollars in thousands except per share)	2001 Quarter Ended March 31	June 30	September 30	December 31
Net interest income	$ 3,120	$ 3,422	$ 3,555	$ 3,911
Net interst income after provision for loan losses	3,045	3,347	3,480	3,836
Non interest income	1,168	1,096	1,254	1,309
Net securities gains (losses)	252	(6)	66	72
Non interest expense	2,741	2,829	2,930	3,447
Income before income taxes	1,724	1,608	1,870	1,770
Net income	1,292	1,199	1,389	1,337
Earnings per common share - assuming dilution	$ 0.73	$ 0.67	$ 0.77	$ 0.75
Dividends per common share	0.25	0.25	0.25	0.25

Financial Condition

MFC's total assets were $424.9 million as of December 31, 2002, up $70.9 million or 20.0% from the $354.1 million level at December 31, 2001. Securities increased $39.3 million or 31.6% from 2001 to 2002. Loans increased by $15.7 million or 8.0% from 2001 to 2002, while deposits increased $57.2 million or 21.0% during the same period. Borrowings from the Federal Home Loan Bank increased $4.0 million during 2002. It is anticipated that the borrowings from the Federal Home Loan Bank will continue to rise should deposit growth not match asset growth. Total shareholders' equity at year end 2002 and 2001 was $41.4 million and $30.3 million, respectively.

Loans

MFC's loan portfolio is its largest and most profitable component of earning assets, totaling 59.5% of average earning assets in 2002. MFC continues to emphasize loan portfolio growth and diversification as a means of increasing earnings while minimizing credit risk. Loans, net of unearned income, were $212.1 million at December 31, 2002, an increase of 8.0% from December 31, 2001's total of $196.4 million. Proactive sales efforts, competitive pricing and the branch network supported the increase in loans during 2002. Loans increased 10.6% from $177.6 million at December 31, 2000 to $196.4 million at December 31, 2001. The loan to deposit ratio decreased to 64.5% at December 31, 2002 compared to 72.3% at December 31, 2001 and 79.1% at December 31, 2000.

Loan Portfolio

	December 31,				
	2002	2001	2000	1999	1998
	(In thousands)				
Commercial, financial and agricultural	$ 20,323	$ 22,993	$ 22,555	$ 19,055	$ 18,880
Real estate construction	22,008	24,174	17,693	12,151	5,436
Real estate mortgage:					
Residential (1-4 family)	74,298	80,824	81,545	61,062	55,595
Home equity lines	10,091	8,271	5,973	4,382	3,617
Non-farm, non-residential (1)	73,164	48,074	38,812	36,361	28,643
Agricultural	482	163	346	379	1,057
Consumer installment	11,741	11,901	10,674	9,845	8,095
Total loans	$ 212,107	$ 196,400	$ 177,598	$ 143,235	$ 121,323

(1) This category generally consists of commercial and industrial loans where real estate constitutes a source of collateral.

At December 31, 2002, residential real estate (1-4 family) portfolio loans constituted 35.0% of the total portfolio and decreased $6.5 million during the year. The current historic low mortgage interest rates have caused many of the Bank's clients to refinance to a long term fixed rate product. Real estate construction loans consist primarily of pre-sold 1-4 family residential loans along with a marginal amount of commercial construction loans. Real estate construction loans increased to $22.0 million at December 31, 2002 and represent 10.4% of the total loan portfolio. MFC's one time closing construction/permanent loan product competes successfully in a high growth market like Loudoun County because MFC is local and can respond quickly to inspections and construction draw requests. Non-farm, non-residential real estate loans are typically owner-occupied commercial buildings. Non-farm, non-residential loans were 34.5% of the total loan portfolio at December 31, 2002. The increase in the non-farm non-residential real estate loans is the result of an increased focus on diversifying the loan portfolio. The Bank has hired commercial business development officers who have been successful in attracting new business to the Bank. The branch network has also helped to support the loan portfolio diversification, such as increased commercial real estate loans. Home equity lines and agricultural real estate loans were 4.8% and 0.23% of total loans, respectively, at December 31, 2002.

MFC's commercial, financial and agricultural loan portfolio consists of secured and unsecured loans to small businesses. At December 31, 2002, these loans comprised 9.6% of the loan portfolio. This portfolio decreased 11.6% in 2002 to $20.3 million. Generally business debt has declined nationwide as well as locally thus causing a decrease in loan demand. Consumer installment loans primarily consist of unsecured installment credit and account for 5.5% of the loan portfolio.

Consistent with its focus on providing community-based financial services, MFC generally does not extend loans outside its principal market area. MFC's market area for its lending services encompasses Fauquier and Loudoun Counties, where it operates full service branches.

MFC's unfunded loan commitments totaled $31.6 million at December 31, 2002 and $34.2 million at December 31, 2001. The decrease in the amount of unfunded commitments is attributed in part to the increase in real estate construction financing as well as customer demand for credit line products, primarily home equity lines.

At December 31, 2002, MFC had no concentration of loans in any one industry in excess of 10% of its total loan portfolio. However, because of the nature of MFC's market, loan collateral is predominantly real estate.

The following table reflects the maturity distribution of selected loan categories:

Remaining Maturities of Selected Loan Categories
December 31, 2002

	Commercial, Financial and Agricultural	Real Estate Construction
	(Dollars in thousands)	
Within 1 year	$ 16,340	$ 10,762
Variable Rate:		
1to 5 years	$ 1,600	$ 896
After 5 years	-	631
Total	$ 1,600	$ 1,527
Fixed Rate:		
1to 5 years	$ 2,383	$ 8,790
After 5 years	-	929
Total	$ 2,383	$ 9,719
Total Maturities	$ 20,323	$ 22,008

Asset Quality

MFC has policies and procedures designed to control credit risk and to maintain the quality of its loan portfolio. These include underwriting standards for new originations and ongoing monitoring and reporting of asset quality and adequacy of the allowance for loan losses. Total nonperforming assets, which consist of nonaccrual loans, restructured loans and foreclosed property, were $1.1 million at December 31, 2002. This is an increase of $984,000 from the December 31, 2001 balance of $79,000. The increase is largely two residential real estate loans both of which are well secured. Nonperforming assets at December 31, 2001 decreased $26,000 from $105,000 at December 31, 2000.

Nonperforming Assets

Loans are placed on nonaccrual status when collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when a loan is placed on nonaccrual status. First, all interest accrued but unpaid at the date that the loan is placed on nonaccrual status is either deducted from interest income or written off as a loss. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid.

Finally, there may be actual losses that require additional provisions for loan losses be charged against earnings. For real estate loans, upon foreclosure, the balance of the loan is transferred to "Other Real Estate Owned" ("OREO") and carried at the lower of the outstanding loan balance or the fair market value of the property based on current appraisals and other current market trends. If a write down of the OREO property is necessary at the time of foreclosure, the amount is charged-off against the allowance for loan losses. A review of the recorded property value is performed in conjunction with normal loan reviews, and if market conditions indicate that the recorded value exceeds the fair market value, additional write downs of the property value are charged directly to operations.

Nonperforming Assets
December 31,

	2002	2001	2000	1999	1998
			(In thousands)		
Nonaccrual loans	$ 1,063	$ 79	$ 105	$ 530	$ 409
Restructured loans	-	-	-	-	-
Foreclosed property	-	-	-	-	200
Total nonperforming assets	$ 1,063	$ 79	$ 105	$ 530	$ 609
Allowance for loan losses to nonperforming assets	217%	2608%	1718%	274%	175%
Nonperforming assets to period end loans	0.50%	0.04%	0.06%	0.37%	0.50%

During 2002 and 2001, approximately $41,000 and $700, respectively, in additional interest income would have been recorded if MFC's nonaccrual loans had been current and in accordance with their original terms.

At December 31, 2002, the Company had no potential problem loans.

The allowance for loan losses was 217% of nonperforming loans at December 31, 2002. At December 31, 2001 and 2000 the allowance for loan losses was 2,608% and 1,718% of nonperforming loans. Management evaluates nonperforming loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

Allowance For Loan Losses

The Company monitors and maintains an allowance for loan losses to absorb an estimate of probable losses inherent in the loan and lease portfolio. The Company maintains policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance they are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan and lease portfolio; and the loan grading system.

The Company evaluates various loans individually for impairment as required by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, such as loans on non-accrual, loans past due by 90 days or more, restructured loans and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS 5 with a group of loans that have similar characteristics.

For loans without individual measures of impairment, the Company makes estimates of losses for groups of loans as required by SFAS 5. Loans are grouped by similar characteristics, including the type of loan, the assigned loan grade and the general collateral type. A loss rate reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given loan grade, the predominant collateral type for the group and the terms of the loan. The resulting estimate of losses for groups of loans are adjusted for relevant environmental factors and other conditions of the portfolio of loans and leases, including: borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience, ability and depth of lending management; and national and local economic conditions.

The amount of estimated impairment for individually evaluated loans and groups of loans is added together for a total estimate of loans and lease losses. This estimate of losses is compared to the allowance for loan and lease losses of the Company as of the evaluation date and, if the estimate of losses is greater than the allowance, an additional provision to the allowance would be made. If the estimate of losses is less than the allowance, the degree to which the allowance exceeds the estimate is evaluated to determine whether the allowance falls outside a range of estimates. If the estimate of losses is below the range of reasonable estimates, the allowance would be reduced by way of a credit to the provision for loan losses. The Company recognizes the inherent imprecision in estimates of losses due to various uncertainties and variability related to the factors used, and therefore a reasonable range around the estimate of losses is derived and used to ascertain whether the allowance is too high. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be made, which amount may be material to the Consolidated Financial Statements.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

Allowance for Loan Losses
December 31,

	2002	2001	2000	1999	1998
			(In thousands)		
Balance, beginning of period	$ 2,060	$ 1,804	$ 1,453	$ 1,064	$ 974
Loans charged off:					
Commercial, financial, and agricultural	-	-	61	26	8
Real estate construction	-	-	-	-	-
Real estate mortgage	-	48	-	29	-
Consumer installment	74	35	35	96	77
Total loans charged off	$ 74	$ 83	$ 96	$ 151	$ 85
Recoveries:					
Commercial, financial, and agricultural	$ 2	$ -	$ 6	$ 7	$ 1
Real estate construction	-	-	-	-	-
Real estate mortgage	-	-	-	79	6
Consumer installment	19	39	41	34	33
Total recoveries	$ 21	$ 39	$ 47	$ 120	$ 40
Net charge offs (recoveries)	53	44	49	31	45
Provision for loan losses	300	300	400	420	135
Balance, end of period	$ 2,307	$ 2,060	$ 1,804	$ 1,453	$ 1,064
Ratio of allowance for loan losses to loans outstanding at end of period	1.09%	1.05%	1.02%	1.01%	0.88%
Ratio of net charge offs to average loans outstanding during period	0.03%	0.02%	0.03%	0.02%	0.04%

The allowance for loan losses was $2.3 million at December 31, 2002, an increase of $247,000 from $2.1 million at December 31, 2001. The allowance was $1.8 million at December 31, 2000. In 2002, MFC's net charge-offs increased $9,000 from the previous year's net charge-offs of $44,000. Net charge-offs as a percentage of average loans were 0.03% and 0.02% for 2002 and 2001 respectively. The provision for loan losses was $300,000 for 2002 and 2001.

The following table shows the balance and percentage of the MFC's allowance for loan losses allocated to each major category of loan:

Allocation of Allowance for Loan Losses

	Commercial, Financial, Agricultural		Real Estate Construction		Real Estate Mortgage		Consumer	
	Allowance for Loan Losses	Percent of Loan in Category to Total Loans	Allowance for Loan Losses	Percent of Loan in Category to Total Loans	Allowance for Loan Losses	Percent of Loan in Category to Total Loans	Allowance for Loan Losses	Percent of Loan in Category to Total Loans
	(In thousands)							
December 31,								
2002	$ 487	9.58%	$ 624	10.38%	$ 924	74.51%	$ 272	5.54%
2001	$ 634	11.71%	$ 750	12.31%	$ 374	69.92%	$ 302	6.06%
2000	$ 645	12.70%	$ 500	9.96%	$ 310	71.33%	$ 349	6.01%
1999	$ 580	13.30%	$ 350	8.48%	$ 178	71.34%	$ 345	6.82%
1998	$ 442	15.56%	$ 100	4.48%	$ 144	73.28%	$ 378	6.43%

MFC has allocated the allowance according to the amount deemed reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions that they may have in prior years or that the allocation indicates future loan loss trends. Additionally, the proportion allocated to each loan category is not the total amount that may be available for the future losses that could occur within such categories since the total allowance is a general allowance applicable to the total portfolio.

Securities

MFC manages its investment securities portfolio consistent with established policies that include guidelines for earnings, rate sensitivity, liquidity and pledging needs. MFC holds bonds issued from the Commonwealth of Virginia and its political subdivisions with an aggregate book value and market value of $2.7 million at December 31, 2002. The aggregate holdings of these bonds approximate 6.6% of MFC's shareholders' equity.

MFC accounts for securities under Financial Accounting Standards Board ("FASB") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard requires classification of investments into three categories, "held to maturity" ("HTM"), "available for sale" ("AFS"), or "trading," as further defined in Note 1 to the Company's Consolidated Financial Statements. MFC's does not maintain a trading account and has classified no securities in this category. HTM securities are required to be carried on the financial statements at amortized cost. AFS securities are carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in shareholders' equity. The HTM classification places restrictions on MFC's ability to sell securities or to transfer securities into the AFS classification. Since MFC desires the flexibility to respond to changing balance sheet needs through investment portfolio management, it has chosen to classify only a small portion of its portfolio in this category. At December 31, 2002, 2.8% of the portfolio was classified as HTM.

MFC holds in its loan and securities portfolios investments that adjust or float according to changes in "prime" lending rate. These holdings are not considered speculative but instead necessary for good asset/liability management.

The carrying value of the securities portfolio was $163.7 million at December 31, 2002, an increase of $39.3 million or 31.6% from the carrying value of $124.4 million at December 31, 2001. The market value of the AFS securities at December 31, 2002 was $159.0 million. The unrealized loss on the AFS securities was $409,000 that was more than offset by an unrealized gain of $5.4 million at December 31, 2002. The net market value gain at December 31, 2002 is reflective of the recent decrease in market interest rates. The net unrealized loss on the AFS securities was $376,000 at December 31, 2001.

Investment Securities Portfolio

The carrying value of securities held to maturity at the dates indicated were as follows:

	December 31,		
	2002	2001	2000
	(In thousands)		
U.S. Government securities	$ -	$ -	$ 250
State and political subdivision obligations	4,590	5,484	6,657
Mortgage-backed securities	53	61	93
	$ 4,643	$ 5,545	$ 7,000

The carrying value of securities available for sale at the dates indicated were as follows:

	December 31,		
	2002	2001	2000
	(In thousands)		
U.S. Government securities	$ 4,406	$ 267	$ 3,072
State and political subdivision obligations	32,639	33,220	27,961
Mortgage-backed securities	102,521	63,746	3,443
Other securities	19,464	21,573	9,501
	$ 159,030	$ 118,806	$ 43,977

The following table indicates the increased return experienced by MFC by lengthening the maturity of the investment securities portfolio. Securities with maturities greater than five years total $83.7 million and have an average yield greater than 6.0%. The securities portfolio represents approximately 38.3% of the earning assets of MFC. For that reason, it is managed primarily to provide superior returns without sacrificing interest rate, market and credit risk. Secondarily through the asset/liability process, MFC considers the securities portfolio as a liquidity source in the event that funding is needed quickly within a 30-day period of time.

Maturity Distribution and Yields of Investment Securities
December 31, 2002
Taxable-Equivalent Basis

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Due after 10 years and Equities		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(In thousands)					
Securities held for investment:										
Mortgage backed securities	$ 2	4.63%	$ 7	4.38%	$ 12	4.42%	$ 32	4.53%	$ 53	4.48%
Tax-exempt securities (1)	376	7.39%	2,630	7.72%	1,584	7.85%	-	-	4,590	7.74%
Total	$ 378	7.37%	$ 2,637	7.71%	$ 1,596	7.83%	$ 32	4.53%	$ 4,643	7.70%
Securities available for sale:										
U.S. Government securities	$ 514	2.52%	$ 3,615	3.03%	$ 277	7.54%	$ -	-	$ 4,406	3.25%
Mortgage backed securities	20,662	5.77%	40,676	5.54%	22,683	5.33%	18,500	5.39%	102,521	5.51%
Other	691	7.20%	6,511	4.76%	204	7.22%	7,980	3.77%	15,386	4.39%
Corporate preferred	-	-	-	-	-	-	2,283	7.23%	2,283	7.23%
Total taxable	$ 21,867	5.74%	$ 50,802	5.26%	$ 23,164	5.37%	$ 28,763	5.09%	$ 124,596	5.33%
Tax-exempt securities (1)	391	7.92%	1,602	7.98%	11,981	7.56%	18,136	7.71%	32,110	7.67%
Total	$ 22,258	5.78%	$ 52,404	5.35%	$ 35,145	6.12%	$ 46,899	6.10%	$ 156,706	5.81%
Total securities	$ 22,636	5.81%	$ 55,041	5.46%	$ 36,741	6.19%	$ 46,931	6.10%	$ 161,349	5.86%

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis.
(2) Amounts exclude Federal Reserve Stock of $374,400 and Federal Home Loan Bank Stock of $1,950,000.

Other Earning Assets

MFC's average investments in federal funds sold and money market investments in 2002 were $5.4 million and $2.2 million, increases of $2.4 million and $452,000, respectively, over the 2001 amounts. Average investments in federal funds sold and money market investments in 2001 were $3.0 million and $1.7 million, respectively. Fluctuations in federal funds sold and money market investments reflect excess deposit growth over loan growth as well as management's goal to maximize asset yields while maintaining proper asset/liability structure.

Deposits

Deposits continue to be an important funding source and primary supply of MFC's growth. MFC's strategy has been to increase its core deposits at the same time that it is controlling its cost of funds. The maturation of the branch network, as well as increased advertising campaigns and bank mergers, have contributed to the significant growth in deposits over the last several years. By monitoring interest rates within the local market and that of alternative funding sources, MFC is able to price the deposits effectively to develop a core base of deposits in each branch.

The following table is a summary of average deposits and average rates paid on those deposits:

Average Deposits and Rates Paid

	December 31,					
	2002		2001		2000	
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in Thousands)			
Noninterest-bearing deposits	$ 74,787	-	$ 59,289	-	$ 47,355	-
Interest-bearing accounts:						
Interest checking	39,430	0.24%	33,978	0.66%	32,461	0.91%
Regular savings	19,813	0.92%	15,183	1.83%	13,148	2.00%
Money market accounts	66,102	1.37%	46,616	2.50%	42,852	2.71%
Time deposits:						
$ 100,000 and over	51,723	3.19%	39,154	5.33%	25,997	5.59%
Under $ 100,000	44,367	3.14%	46,409	4.50%	44,389	4.85%
Total interest-bearing deposits	$ 221,435	1.91%	$ 181,340	3.22%	$ 158,847	3.35%
Total	$ 296,222		$ 240,629		$ 206,202	

Average total deposits increased 23.1% during 2002, 16.7% during 2001 and 10.3% during 2000. During 2002, the average balance of non-interest bearing deposits grew 26.1%. The average balance in interest checking and money market accounts grew 16.0% and 41.8%, respectively, during 2002. Management believes that some of the growth in the average balances of money market accounts is associated with the movement of money from the equity markets to bank accounts, a significant portion of the growth is also core growth. The total number of net new deposit transactional (excluding time deposits) accounts have increased 30% per year for the past two years.

MFC will continue to fund assets primarily with deposits and will focus on core deposit growth as the primary source of liquidity and stability. MFC offers individuals and small to medium-sized businesses a variety of deposit accounts, including demand and interest checking, money market, savings and time deposit accounts. MFC neither purchases brokered deposits nor solicits deposits from sources outside its primary market area.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2002:

Maturities of Certificates of Deposit of $100,000 and Greater

	Within Three Months	Three to Six Months	Six to Twelve Months	Over One Year	Total	Percent of Total Deposits
			(In thousands)			
At December 31, 2002	$ 9,784	$ 12,653	$ 9,470	$ 24,729	$ 56,636	17.2%

Capital Resources and Dividends

MFC has an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risks inherent in its activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weigh balance sheet assets according to risk, requiring more capital for holding higher risk assets. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0%, of which at least 4.0% must be Tier 1 capital, composed of common equity and retained earnings. MFC had a ratio of total capital to risk-weighted assets of 15.6% at December 31, 2002, compared to 17.3% at December 31, 2001. The ratio of Tier 1 capital to risk-weighted assets was 14.8% and 16.4% at December 31, 2002 and 2001, respectively. Both ratios exceed the minimum capital requirements adopted by the federal banking regulatory agencies.

Analysis of Capital
December 31,

	2002	2001
	(Dollars in thousands)	
Tier 1 Capital:		
Common stock	$ 9,263	$ 8,761
Capital surplus	3,644	741
Retained earnings	25,184	21,084
Trust preferred debt	10,000	9,770
Goodwill	(6,902)	(1,272)
Total Tier 1 capital	$ 41,189	$ 39,084
Tier 2 Capital:		
Disallowed trust preferred	$ -	$ 230
Allowance for loan losses	2,307	2,060
Total tier 2 capital	$ 2,307	$ 2,290
Total risk-based capital	$ 43,496	$ 41,374
Risk weighted assets	$ 278,229	$ 238,605
CAPITAL RATIOS:		
Tier 1 risk-based capital ratio	14.8%	16.4%
Total risk-based capital ratio	15.6%	17.3%
Tier 1 capital to average total assets	10.6%	12.5%

MFC's core equity to asset ratio increased to 9.7% at December 31, 2002, compared to 8.6% at December 31, 2001. The issuance of additional shares in the acquisition of GPIA as well as the exercise of 40,550 stock options have contributed to the increase in capital and the equity to asset ratio in 2002.

The primary source of funds for dividends paid by MFC to its shareholders is the dividends received from its subsidiaries. Federal regulatory agencies impose certain restrictions on the payment of dividends and the transfer of assets from the banking subsidiaries to the holding company. Historically, these restrictions have not had an adverse impact on MFC's dividend policy, and it is not anticipated that they will in the future.

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of MFC's management of liquid assets and the ability to generate liquidity through liability funding, management believes MFC maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

MFC also maintains additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with large regional and money-center banking institutions. These available lines total in excess of $5 million, of which none were outstanding at December 31, 2002. Federal funds purchased during 2002 averaged $221,000 compared to an average of $371,000 during

2001. At December 31, 2002 and 2001, the Bank had $8.9 million and $12.0 million, respectively, of outstanding borrowings pursuant to securities sold under agreement to repurchase transactions (Repo Accounts), with maturities of one day. The Repo Accounts are long-term commercial checking accounts with average balances that typically exceed $100,000.

The Bank has a credit line in the amount of $56.5 million at the Federal Home Loan Bank of Atlanta. This line may be utilized for short and/or long-term borrowing. The Bank has utilized the credit line for overnight funding throughout 2002 with an average balance of $3.1 million.

At December 31, 2002, cash, interest-bearing deposits with financial institutions, federal funds sold, short-term investments, securities available for sale, loans and securities maturing within one year were 51.3% of total deposits and liabilities.

Forward-Looking Statements

Certain information contained in this discussion may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Recent Accounting Pronouncements

In December, 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 01-6, *Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others,* to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2001, and did not have a material impact on the Company's consolidated financial statements.

On March 13, 2002, the Financial Accounting Standard Board determined that commitments for the origination of mortgage loans that will be held for sale must be accounted for as derivatives instruments, effective for fiscal quarters beginning after April 10, 2002. The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding. Such rate lock commitments on mortgage loans to be sold in the secondary market are considered derivatives. Accordingly, these commitments including any fees received from the potential borrower are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. The cumulative effect of adopting Statement No. 133 for rate lock commitments as of December 31, 2002, was not material. The Company originally adopted Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* on January 1, 2001.

In April 2002, the Financial Accounting Standards Board issued Statement 145, *Rescission of FASB No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* The amendment to Statement 13 eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.

In June 2002, the Financial Accounting Standards Board issued Statement 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement requires recognition of a liability, when incurred, for costs associated with an exit or disposal activity. The liability should be measured at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002.

Effective January 1, 2002, the Corporation adopted Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets.* Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, Statement 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. Branch acquisition transactions were outside the scope of the Statement and therefore any intangible asset arising from such transactions remained subject to amortization over their estimated useful life.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, *Acquisitions of Certain Financial Institutions.* The Statement amends previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of Statement No. 141, *Business Combinations,* and Statement No. 142 to branch acquisitions if such transactions meet the definition of a business combination. The provisions of the Statement do not apply to transactions between two or more mutual enterprises. In addition, the Statement amends Statement No. 144, *Accounting for the Impairment of Long-Lived Assets,* to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions required for other long-lived assets held and used.

The adoption of Statement Nos. 142, 145, 146 and 147 did not have a material impact on the Company's consolidated financial statements.

The Financial Accounting Standards Board issued Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement No. 123,* in December 2002. The Statement amends Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about the effects of stock options in interim financial information. The amendments to Statement No. 123 are effective for financial statements for fiscal years ending after December 15, 2002. The amendments to APB No. 28 are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Early application is encouraged for both amendments. The Company continues to record stock options under APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and has not adopted the alternative methods allowable under Statement No. 148.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. MFC's primary market risk exposure is interest rate risk, though it should be noted that the assets under management by Tredegar are affected by equity price risk. The ongoing monitoring and management of this risk is an important component of MFC's asset/liability management process, which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out asset/liability management policies to the Asset/Liability Committee ("ALCO") of the Bank. In this capacity, ALCO develops guidelines and strategies that govern MFC's asset/liability management related activities, based upon estimated market risk sensitivity, policy limits and overall market interest rate levels and trends.

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with MFC's financial instruments also change, affecting net interest income, the primary component of MFC's earnings. ALCO uses the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. While ALCO routinely monitors simulated net interest income sensitivity over a rolling two-year horizon, it also employs additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on MFC's balance sheet. The simulation model is prepared and updated four times during each year. This sensitivity analysis is compared to ALCO policy limits, which specify a maximum tolerance level for net interest income exposure over a one-year horizon, assuming no balance sheet growth, given both a 200 basis point ("bp") upward and downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed. Given the current historic low in interest rates for the fiscal year 2002, the model assumed only a 100 bp decrease in interest rates. The following reflects the range of MFC's net interest income sensitivity analysis during the fiscal years of 2002 and 2001 as compared to the 10% Board-approved policy limit.

Rate Change	2002 Estimated Net Interest Income Sensitivity		
	High	Low	Average
+ 200 bp	(2.51%)	(1.00%)	(1.75%)
- 100 bp	2.62%	.63%	1.33%

Rate Change	2001 Estimated Net Interest Income Sensitivity		
	High	Low	Average
+ 200 bp	(2.21%)	(.32%)	(1.32%)
- 200 bp	3.24%	1.57%	2.44%

At the end of 2002, MFC's interest rate risk model indicated that in a rising rate environment of 200 basis points over a 12 month period net interest income could decrease by 1.75% on average. For the same time period the interest rate risk model indicated that in a declining rate environment of 100 basis points over a 12 month period net interest income could increase by 1.33% on average. While these numbers are subjective based upon the parameters used within the model, management believes the balance sheet is very balanced with little risk to rising rates in the future.

During 2001, MFC was able to test the parameters and assumptions of its simulation model in light of the 4.75% decrease in short term rates over 11 months. The simulation model proved to be accurate in its presentation of a company that benefits from falling interest rates. As presented in the table above, MFC has had minimal interest rate risks to either falling or rising interest rates over the past two years. MFC could expect a negative impact to net interest income of $364,000 if rates rise 200 basis points over the next 12 months. If rates decline 200 basis points, MFC could expect a positive impact to net interest income of $386,000 over the next 12 months.

During May 2000, MFC entered into two interest rate swap agreements to assume variable market-indexed interest payments in exchange for fixed-rate interest payments. The interest rate swap was used to offset the cost of offering a premium market rate on a promotional retail certificate of deposit. MFC raised $8.5 million in new deposits during this three-day promotion. The terms of the certificate of deposit and the fixed portion of the interest rate swap are identical. The notional principal amount of interest rate swaps outstanding was $8.5 million at December 31, 2001. The original term was 24 months and matured in May 2002. The weighted-average fixed payment rate was 7.0% throughout the term. Variable interest payments received were based on three-month LIBOR The effect of these agreements was to transform the certificates of deposit (fixed rate liabilities) to variable rate certificates of deposit (liabilities). The net income from these agreements was $170,000 for the year ended December 31, 2002.

The preceding sensitivity analysis does not represent an MFC forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment or replacement of asset and liability cashflows. While assumptions are developed based upon current economic and local market conditions, MFC cannot make any assurances about the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to factors such as prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change, caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in response to or anticipation of changes in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements are filed as a part of this report following Item 15 below:

Independent Auditor's Report
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Income for the Years Ended December 31, 2002, 2001, and 2000
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2002, 2001, and 2000
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001, and 2000
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to General Instruction G(3) of Form 10-K, the information contained under the headings "Nominees for Election for Terms Expiring in 2004," "Executive Officers Who Are Not Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to General Instruction G(3) of Form 10-K, the information contained under the headings "Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation," "Stock Options" and "Employment Agreements" in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership. Pursuant to General Instruction G(3) of Form 10-K, the information contained under the headings "Security Ownership of Management" and "Security Ownership of Certain Beneficial Owners" in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth information as of December 31, 2002, with respect to compensation plans under which shares of the Company's Common Stock are authorized for issuance.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [1]
Equity Compensation Plans Approved by Shareholders 1997 Incentive Stock Option Plan	91,375	$29.80	35,633
Equity Compensation Plans Not Approved by Shareholders[2]	--	--	--
Total	91,375	$29.80	35,633

(1) Amounts exclude any securities to be issued upon exercise of outstanding options, warrants and rights.
(2) The Company does not have any equity compensation plans that have not been approved by shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to General Instruction G(3) of Form 10-K, the information contained under the heading "Transactions with Management" in the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-14 under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings with the Securities and Exchange Commission. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date that the Company carried out its evaluation.

In September 2002, the Company completed an upgrade conversion of its core operating software that had commenced in early 2002. The core operating software primarily provides customer accounting for deposit and loan relationships. In addition, the system will serve as a record-keeping tool for general ledger and accounts payable. The new system provides enhanced capabilities for the management of the Company's customer relationships. As with any system-related change, internal processes may need to change or adapt to retain efficiency. As part of its evaluation of its disclosure controls and procedures, management continues to evaluate, document and monitor any changes to internal controls as a result of the core operating software conversion.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) and (2). The response to this portion of Item 15 is submitted as a separate section of this report.

(3). Exhibits:

3.1 Articles of Incorporation of the Company (restated in electronic format).

3.2 Bylaws of the Company, attached as Exhibit 3.2 to the Registration Statement on Form S-4, Registration No. 333-24523, filed with the Commission on April 4, 1997, incorporated herein by reference.

10.1 Employment Agreement, dated as of January 1, 1998, between the Company and Joseph L. Boling, attached as Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998, incorporated herein by reference.

10.2 Independent Community Bankshares, Inc. 1997 Stock Option Plan, as amended, attached as Exhibit 4.3 to the Registration Statement on Form S-8, Registration No. 333-93447, filed with the Commission on December 22, 1999, incorporated herein by reference.

10.3 Agreement and Plan of Reorganization dated as of August 9, 1999, between Gilkison Patterson Investment Advisors, Inc. ("GPIA"), the Company and Tredegar, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 1999 (the "Form 10-QSB"), incorporated herein by reference.

10.4 Shareholder Agreement dated as of August 9, 1999, between Robert C. Gilkison, James H. Patterson, the Company and GPIA, attached as Exhibit 10.2 to the Form 10-QSB, incorporated herein by reference.

10.5 Stock Purchase Agreement dated as of August 9, 1999, between Robert C. Gilkison, James H. Patterson and the Company, attached as Exhibit 10.3 to the Form 10-QSB, incorporated herein by reference.

10.6 Employment Agreement, dated as of August 9, 1999, between GPIA and James H. Patterson.

21 Subsidiaries of the Company.

23.1 Consent of Yount, Hyde & Barbour, P.C.

99.1 Statement of Chief Executive Officer Pursuant to 18 U.S.C. § 1350.

99.2 Statement of Chief Financial Officer Pursuant to 18 U.S.C. § 1350.

(All exhibits not incorporated herein by reference are attached as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.)

(b) Reports on Form 8-K

No reports on Form 8-K were filed by the Company during the last quarter of the period covered by this report.

(c) Exhibits

The response to this portion of Item 15 as listed in Item 15(a)(3) above is submitted as a separate section of this report.

(d) Financial Statement Schedules

The response to this portion of Item 15 is submitted as a separate section of this report.

This page intentionally left blank.

MIDDLEBURG FINANCIAL CORPORATION

Middleburg, Virginia

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Middleburg Financial Corporation
Middleburg, Virginia

We have audited the accompanying consolidated balance sheets of Middleburg Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middleburg Financial Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 17, 2003

MIDDLEBURG FINANCIAL CORPORATION

Consolidated Balance Sheets
December 31, 2002 and 2001
(In Thousands, Except for Share Data)

Assets	2002	2001
Cash and due from banks	$ 8,338	$ 10,053
Interest-bearing deposits in banks	274	200
Temporary investments:		
Federal funds sold	- -	925
Other money market investments	911	1,797
Securities (fair value: 2002, $163,957; 2001, $124,522)	163,673	124,351
Loans held for sale	17,489	6,652
Loans, net of allowance for loan losses of $2,307 in 2002 and $2,060 in 2001	209,800	194,340
Bank premises and equipment, net	11,814	8,069
Accrued interest receivable and other assets	12,675	7,714
Total assets	$ 424,974	$ 354,101
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 90,413	$ 68,771
Savings and interest-bearing demand deposits	138,661	111,148
Time deposits	99,829	91,812
Total deposits	$ 328,903	$ 271,731
Securities sold under agreements to repurchase	8,924	12,011
Federal Home Loan Bank advances	- -	7,000
Long-term debt	31,545	20,805
Trust preferred capital notes	10,000	10,000
Accrued interest and other liabilities	4,192	2,216
Commitments and contingent liabilities	- -	- -
Total liabilities	$ 383,564	$ 323,763
Shareholders' Equity		
Common stock, par value $5 per share, authorized 10,000,000 shares; issued 2002, 1,852,682 shares; issued 2001, 1,752,258 shares	$ 9,263	$ 8,761
Capital surplus	3,644	741
Retained earnings	25,184	21,084
Accumulated other comprehensive income (loss)	3,319	(248)
Total shareholders' equity	$ 41,410	$ 30,338
Total liabilities and shareholders' equity	$ 424,974	$ 354,101

See Notes to Consolidated Financial Statements.

MIDDLEBURG FINANCIAL CORPORATION

Consolidated Statements of Income

Years Ended December 31, 2002, 2001 and 2000

(In Thousands, Except for Per Share Data)

	2002	2001	2000
Interest and Dividend Income			
Interest and fees on loans	$ 16,178	$ 16,327	$ 14,076
Interest on investment securities:			
Taxable interest income	3	19	25
Interest income exempt from federal income taxes	241	297	354
Interest and dividends on securities available for sale:			
Taxable interest income	5,365	3,102	3,055
Interest income exempt from federal income taxes	1,568	1,607	1,167
Dividends	277	281	318
Interest on deposits in banks	5	9	4
Interest on federal funds sold	82	117	170
Interest on other money market investments	39	63	40
Total interest and dividend income	$ 23,758	$ 21,822	$ 19,209
Interest Expense			
Interest on deposits	$ 4,221	$ 5,841	$ 5,324
Interest on securities sold under agreements to repurchase	181	415	633
Interest on Federal Home Loan Bank borrowings	115	482	584
Interest on long-term debt	2,007	1,076	500
Total interest expense	$ 6,524	$ 7,814	$ 7,041
Net interest income	$ 17,234	$ 14,008	$ 12,168
Provision for loan losses	300	300	400
Net interest income after provision for loan losses	$ 16,934	$ 13,708	$ 11,768
Noninterest Income			
Service charges, commissions and fees	$ 1,960	$ 1,452	$ 1,180
Trust and investment advisory fee income	2,725	1,279	1,594
Fees on loans held for sale	1,935	1,483	643
Gains (losses) on securities available for sale, net	(73)	384	(204)
Commissions on investment sales	611	485	116
Other	81	128	136
Total noninterest income	$ 7,239	$ 5,211	$ 3,465
Noninterest Expenses			
Salaries and employees' benefits	$ 9,383	$ 7,180	$ 5,600
Net occupancy and equipment expense	1,851	1,246	1,172
Advertising	414	320	347
Computer operations	539	408	298
Other operating expenses	3,339	2,793	2,138
Total noninterest expenses	$ 15,526	$ 11,947	$ 9,555
Income before income taxes	$ 8,647	$ 6,972	$ 5,678
Income tax expense	2,335	1,755	1,450
Net income	$ 6,312	$ 5,217	$ 4,228
Earnings per Share, basic	$ 3.47	$ 2.99	$ 2.43
Earnings per Share, diluted	$ 3.39	$ 2.93	$ 2.41

See Notes to Consolidated Financial Statements.

MIDDLEBURG FINANCIAL CORPORATION

Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2002, 2001 and 2000
(In Thousands, Except Share Data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Compre-hensive Income	Total
Balance, December 31, 1999	$ 8,895	$ 1,293	$ 14,852	$ (1,965)		$ 23,075
Comprehensive income:						
Net income – 2000	--	--	4,228	--	$ 4,228	4,228
Other comprehensive income net of tax:						
Unrealized holding gains arising during the period (net of tax, $1,150)	--	--	--	--	2,233	--
Reclassification adjustment (net of tax, $69)	--	--	--	--	135	--
Other comprehensive income (net of tax, $1,219)	--	--	--	2,368	$ 2,368	2,368
Total comprehensive income	--	--	--	--	$ 6,596	--
Cash dividends – 2000 ($0.84 per share)	--	--	(1,464)	--		(1,464)
Purchase of common stock (57,785 shares)	(289)	(1,038)	--	--		(1,327)
Issuance of common stock (18,038 shares)	90	301	--	--		391
Balance, December 31, 2000	$ 8,696	$ 556	$ 17,616	$ 403		$ 27,271
Comprehensive income:						
Net income – 2001	--	--	5,217	--	$ 5,217	5,217
Other comprehensive income net of tax:						
Unrealized holding losses arising during the period (net of tax, $204)	--	--	--	--	(398)	--
Reclassification adjustment (net of tax, $131)	--	--	--	--	(253)	--
Other comprehensive income (net of tax, $335)	--	--	--	(651)	$ (651)	(651)
Total comprehensive income	--	--	--	--	$ 4,566	--
Cash dividends – 2001 ($1.00 per share)	--	--	(1,749)	--		(1,749)
Purchase of common stock (7,131 shares)	(36)	(178)	--	--		(214)
Issuance of common stock (20,142 shares)	101	363	--	--		464
Balance, December 31, 2001	$ 8,761	$ 741	$ 21,084	$ (248)		$ 30,338
Comprehensive income:						
Net income – 2002	--	--	6,312	--	$ 6,312	6,312
Other comprehensive income net of tax:						
Unrealized holding gains arising during the period (net of tax, $1,813)	--	--	--	--	3,519	--
Reclassification adjustment (net of tax, $25)	--	--	--	--	48	--
Other comprehensive income (net of tax, $1,704)	--	--	--	3,567	$ 3,567	3,567
Total comprehensive income	--	--	--	--	$ 9,879	--
Cash dividends – 2002 ($1.20 per share)	--	--	(2,212)	--		(2,212)
Issuance of common stock (100,424 shares)	502	2,903	--	--		3,405
Balance, December 31, 2002	$ 9,263	$ 3,644	$ 25,184	$ 3,319		$ 41,410

See Notes to Consolidated Financial Statements.

MIDDLEBURG FINANCIAL CORPORATION

Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000
(In Thousands)

	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 6,312	$ 5,217	$ 4,228
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	953	692	645
Amortization	313	96	64
Provision for loan losses	300	300	400
Net (gain) loss on securities available for sale	73	(384)	204
Net (gain) loss on sale of assets	(3)	2	(7)
Net loss on the sale of other real estate	- -	- -	- -
Discount accretion and premium amortization on securities, net	(57)	(110)	(20)
Deferred income tax provision (benefit)	193	(95)	(180)
Origination of loans held for sale	(121,862)	(93,229)	(34,837)
Proceeds from sales of loans held for sale	111,025	88,708	33,938
Changes in assets and liabilities:			
(Increase) in other assets	(937)	(917)	(1,058)
Increase in other liabilities	235	211	846
Net cash provided by operating activities	$ (3,455)	$ 491	$ 4,223
Cash Flows from Investing Activities			
Proceeds from maturity, principal paydowns and calls of investment securities	$ 897	$ 2,032	$ 772
Proceeds from maturity, principal paydowns and calls of securities available for sale	24,839	9,070	4,527
Proceeds from sale of securities available for sale	21,901	24,050	16,581
Purchase of securities available for sale	(81,576)	(78,415)	(32,316)
Proceeds from sale of equipment	31	34	7
Purchases of bank premises and equipment	(4,726)	(2,448)	(709)
Net (increase) in loans	(16,760)	(18,846)	(34,412)
Purchase of subsidiary	(1,240)	- -	- -
Net cash (used in) investing activities	$ (56,634)	$ (64,523)	$ (45,550)

See Notes to Consolidated Financial Statements.

MIDDLEBURG FINANCIAL CORPORATION

Consolidated Statements of Cash Flows
(Continued)
Years Ended December 31, 2002, 2001 and 2000
(In Thousands)

	2002	2001	2000
Cash Flows from Financing Activities			
Net increase in noninterest-bearing and interest-bearing demand deposits and savings accounts	$ 49,155	$ 33,514	$ 11,147
Net increase in certificates of deposit	8,017	13,577	9,656
Increase (decrease) in securities sold under agreements to repurchase	(3,087)	(2,310)	3,510
Proceeds from Federal Home Loan Bank advances	95,000	87,600	35,900
Proceeds from long-term debt	11,000	- -	1,300
Proceeds from trust preferred capital notes	- -	10,000	- -
Payments on Federal Home Loan Bank advances	(102,000)	(80,600)	- -
Payments on long-term debt	(260)	(495)	(20,900)
Purchase of common stock	- -	(214)	(1,327)
Net proceeds from issuance of common stock	906	464	34
Cash dividends paid	(2,094)	(1,676)	(1,402)
Net cash provided by financing activities	$ 56,637	$ 59,860	$ 37,918
(Decrease) in cash and and cash equivalents	$ (3,452)	$ (4,172)	$ (3,409)
Cash and Cash Equivalents			
Beginning	12,975	17,147	20,556
Ending	$ 9,523	$ 12,975	$ 17,147
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest paid to depositors	$ 4,772	$ 6,294	$ 5,833
Interest paid on short-term obligations	118	479	445
Interest paid on long-term debt	1,978	1,073	500
	$ 6,868	$ 7,846	$ 6,778
Income taxes	$ 2,158	$ 2,375	$ 1,557
Supplemental Disclosure of Noncash Transactions			
Issuance of common stock for contingent payment under terms of acquisition of subsidiary	$ 2,500	$ - -	$ 357
Unrealized (loss) gain on securities available for sale	$ 5,405	$ (986)	$ 3,587
Note receivable forgiven in connection with purchase of subsidiary	$ 1,000	$ - -	$ - -
Exercise of option to purchase subsidiary	$ 1,200	$ - -	$ - -

See Notes to Consolidated Financial Statements.

MIDDLEBURG FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

Middleburg Financial Corporation's banking subsidiary, The Middleburg Bank, grants commercial, financial, agricultural, residential and consumer loans to customers principally in Loudoun County and Fauquier County, Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. The Tredegar Trust Company, a non-banking subsidiary, offers a comprehensive range of fiduciary and investment management services to individuals and businesses.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practice within the banking industry.

Principles of Consolidation

The consolidated financial statements of Middleburg Financial Corporation (formerly Independent Community Bankshares, Inc.) and its wholly-owned subsidiaries, The Middleburg Bank, The Tredegar Trust Company, Gilkison Patterson Investment Advisors, Inc., Middleburg Bank Service Corporation and ICBI Capital Trust I, include the accounts of all companies. All material intercompany balances and transactions have been eliminated in consolidation.

Securities

Investments are accounted for as follows:

a. Securities Held to Maturity

Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

b. Securities Available for Sale

Securities classified as available for sale are those debt and equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Substantially all loans originated are held for sale to outside investors.

Loans

The Company's subsidiary bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Loudoun County and Fauquier County, Virginia. The ability of the debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company's subsidiary bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company's subsidiary bank does not separately identify individual consumer and residential loans for impairment disclosures.

Loan Fees and Costs

Loan origination and commitment fees and direct loan costs are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed principally on the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	31.5-39
Furniture and equipment	3-10

Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Other Real Estate

Real estate acquired by foreclosure is carried at the lower of cost or fair market value less an allowance for estimated selling expenses on the future disposition of the property.

Goodwill

The Company adopted SFAS No. 142, *Goodwill and Other Identifiable Assets,* effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS 142, acquired intangible assets (such as customer relationships and non compete agreements) are separately recognized and amortized over their useful life.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, other temporary investments and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred taxes, goodwill and intangibles.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

Derivative Financial Instruments

As part of the Company's asset/liability management, the Company uses interest rate swaps to modify interest rate characteristics of various balance sheet accounts. Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. Swaps are accounted for on the "accrual" method. Under that method, the interest component associated with the contract is recognized over the life of the contract in net interest income.

The Company enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 60 to 120 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan.

Stock-Based Employee Compensation Plan

At December 31, 2002, the Company had a stock-based employee compensation plan which is described more fully in Note 8. The Company accounts for the plan under the recognition and measurement principles of APB opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation. In determining the pro forma amounts below, the value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 2002 and 2000;dividend rate of 0.22% and 0.20%; risk-free interest rate of 5.51% and 5.35%; expected lives of 10 years; and expected price volatility of 18.71% and 17.96%. No options were granted during 2001.

	Year Ended December 31,		
	2002	2001	2000
Net income, as reported	$ 6,312	$ 5,217	$ 4,228
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(289)	(223)	(317)
Pro forma net income	$ 6,023	$ 4,994	$ 3,911
Earnings per share:			
Basic - as reported	$ 3.47	$ 2.99	$ 2.43
Basic - pro forma	3.31	2.86	2.25
Diluted - as reported	3.39	2.93	2.41
Diluted - pro forma	3.23	2.80	2.23

Note 2. Securities

Amortized costs and fair values of securities being held to maturity as of December 31, 2002 and 2001 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2002 (In Thousands)			
Obligations of states and political subdivisions	$ 4,590	$ 284	$ --	$ 4,874
Mortgage-backed securities	53	--	--	53
	$ 4,643	$ 284	$ --	$ 4,927
	2001 (In Thousands)			
Obligations of states and political subdivisions	$ 5,484	$ 171	$ --	$ 5,655
Mortgage-backed securities	61	--	--	61
	$ 5,545	$ 171	$ --	$ 5,716

The amortized cost and fair value of securities being held to maturity as of December 31, 2002 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 376	$ 377
Due after one year through five years	2,630	2,780
Due after five years through 10 years	1,584	1,717
Mortgage-backed securities	53	53
	$ 4,643	$ 4,927

Amortized costs and fair values of securities available for sale as of December 31, 2002 and 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2002			
	(In Thousands)			
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 4,360	$ 46	$ --	$ 4,406
Obligations of states and political subdivisions	31,195	1,444	--	32,639
Mortgage-backed securities	98,877	3,651	(7)	102,521
Corporate preferred	2,221	93	(31)	2,283
Restricted stock	2,324	--	--	2,324
Other	15,024	204	(371)	14,857
	$ 154,001	$ 5,438	$ (409)	$ 159,030

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	2001			
	(In Thousands)			
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 249	$ 18	$ --	$ 267
Obligations of states and political subdivisions	33,338	381	(499)	33,220
Mortgage-backed securities	64,206	231	(691)	63,746
Corporate preferred	2,188	25	(28)	2,185
Restricted stock	2,134	--	--	2,134
Other	17,067	265	(78)	17,254
	$ 119,182	$ 920	$ (1,296)	$ 118,806

The amortized cost and fair value of securities available for sale as of December 31, 2002, by contractual maturity are shown below. Maturities may differ from contractual maturities in corporate and mortgage-backed securities because the securities and mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
	(In Thousands)	
Due in one year or less	$ 1,378	$ 1,388
Due after one year through five years	5,416	5,568
Due after five years through 10 years	11,046	11,685
Due after 10 years	17,715	18,404
Mortgage-backed securities	98,877	102,521
Corporate preferred	2,221	2,283
Restricted stock	2,324	2,324
Other	15,024	14,857
	$ 154,001	$ 159,030

Proceeds from sales of securities available for sale during 2002, 2001 and 2000 were $21,900,811 , $24,050,000 and $16,581,000, respectively. Gross gains of $ 80,419, $533,000 and $23,000 and gross losses of $153,887, $149,000 and $227,000 were realized on those sales, respectively.

The carrying value of securities pledged to qualify for fiduciary powers, to secure public monies as required by law and for other purposes amounted to $13,559,852 and $27,701,000 at December 31, 2002 and 2001, respectively.

Note 3. Loans, Net

	December 31, 2002	December 31, 2001
	(In Thousands)	
Mortgage loans on real estate:		
Construction	$ 22,008	$ 24,174
Secured by farmland	482	163
Secured by 1-4 family residential	84,389	89,095
Other real estate loans	73,164	48,074
Loans to farmers (except secured by real estate)	686	632
Commercial loans	19,637	22,361
Loans to individuals for personal expenditures	11,550	11,735
All other loans	191	166
Total loans	$ 212,107	$ 196,400
Less: Allowance for loan losses	2,307	2,060
Net loans	$ 209,800	$ 194,340

Note 4. Allowance for Loan Losses

	2002	2001	2000
		(In Thousands)	
Balance, beginning	$ 2,060	$ 1,804	$ 1,453
Provision charged to operating expense	300	300	400
Recoveries	21	39	47
Loan losses charged to the allowance	(74)	(83)	(96)
	$ 2,307	$ 2,060	$ 1,804

There were no loans recognized for impairment under SFAS No. 114 as of December 31, 2002 and 2001. The average recorded investment in impaired loans during 2000 was $15,000. No interest income on impaired loans was recognized in 2002, 2001 and 2000.

Nonaccrual loans excluded from impaired loan disclosure under SFAS No. 114 amounted to $1,063,000 and $79,000 at December 31, 2002 and 2001, respectively. If interest on these loans had been accrued, such income would have approximated $41,000 and $700 for 2002 and 2001, respectively.

Note 5. Bank Premises and Equipment, Net

Bank premises and equipment consists of the following:

	2002	2001
	(In Thousands)	
Land	$ 2,262	$ 2,022
Banking facilities	7,621	3,907
Furniture, fixtures and equipment	7,279	5,400
Construction in progress and deposits on equipment	210	1,406
	$ 17,372	$ 12,735
Less accumulated depreciation	5,558	4,666
	$ 11,814	$ 8,069

Depreciation expense was $953,000, $692,000, and $645,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 6. Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $ 56,636,000 and $45,679,000 in 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of time deposits (in thousands) are as follows:

2003	57,578
2004	23,852
2005	7,215
2006	4,575
2007	6,418
Thereafter	191
	$ 99,829

At December 31, 2002 and 2001, overdraft demand deposits reclassified to loans totaled $191,000 and $166,000, respectively.

Note 7. Borrowings

The Company has a $82,690,000 line of credit with the Federal Home Loan Bank of Atlanta. Advances on the line are secured by all of the Company's first lien loans on one-to-four unit single-family dwellings. As of December 31, 2002, the book value of these loans totaled approximately $67,000,000. The amount of the available credit is limited to seventy-five percent of qualifying collateral. Any borrowings in excess of the qualifying collateral require pledging of additional assets.

The Company's fixed-rate long-term debt with the Federal Home Loan Bank of $31,000,000 at December 31, 2002 matures through 2012. During 2002 and 2001, the interest rates ranged from 3.83 percent to 6.16 percent and from 4.73 percent to 6.16 percent, respectively. At December 31, 2002 and 2001, the weighted average interest rates were 5.13 percent and 5.73 percent, respectively.

At December 31, 2002, the Company had floating-rate long-term debt with other institutions totaling $ 545,000 and maturing on March 31, 2003. The floating rate is based on the 30-day LIBOR plus 115 basis points. The interest rate ranged from 2.53 % to 3.03 % during 2002.

The contractual maturities of the Company's long-term debt are as follows:

	2002 (In Thousands)
Due in 2003	$ 545
Due in 2004	11,000
Due in 2005	15,000
Due in 2012	5,000
	$ 31,545

The Company has an additional $5,300,000 in lines of credit available from other institutions at December 31, 2002.

Note 8. Stock Option Plan

The Company sponsors a stock option plan, which provides for the granting of both incentive and nonqualified stock options. Under the plan, the Company may grant options to its officers and employees for up to 190,000 shares of common stock. The exercise price of each option equals the market price of the Company's stock on the date of grant. The options vest over the three years following the date of grant. All options expire ten years from the grant date.

Options outstanding at December 31, 2002, 2001 and 2000 are summarized as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	104,425	$ 20.76	154,825	$ 21.15	123,825	$ 21.13
Granted	27,500	45.50	--	--	31,000	21.66
Exercised	(40,550)	17.10	(22,442)	20.29	--	--
Forfeited	--	--	(27,958)	23.28	--	--
Outstanding at end of year	91,375	$ 29.80	104,425	$ 20.76	154,825	$ 21.15
Options exercisable at year end	69,600	$ 25.71	94,425	$ 20.62	116,749	$ 20.69
Weighted average fair value of options granted during the year		$ 12.04		$ --		$ 9.20

As of December 31, 2002, options outstanding and exercisable are summarized as follows:

Exercise Prices	Options Outstanding	Weighted Remaining Contractual Life	Options Exercisable
$ 17.00	2,000	4.9	2,000
23.50	18,000	6.0	18,000
24.50	3,875	6.7	3,875
24.75	20,000	7.0	20,000
21.25	20,000	8.0	17,640
45.50	27,500	9.3	8,085

Note 9. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan covering substantially all full-time employees. The Company funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act. Information about the plan follows:

Notes to Consolidated Financial Statements

	2002	2001	2000
		(In Thousands)	
Change in Benefit Obligation			
Benefit obligation, beginning of year	$ 2,299	$ 1,862	$ 2,002
Service cost	155	274	215
Interest cost	172	140	150
Plan amendments	- -	- -	(350)
Actuarial loss (gain)	(181)	42	(33)
Benefits paid	(329)	(19)	(122)
Benefit obligation, end of year	$ 2,116	$ 2,299	$ 1,862
Change in Plan Assets			
Fair value of plan assets, beginning of year	$ 1,736	$ 1,894	$ 1,562
Actual return on plan assets	(131)	(289)	269
Employer contributions	705	151	185
Benefits paid	(329)	(20)	(122)
Fair value of plan assets, ending	$ 1,981	$ 1,736	$ 1,894
Funded status	$ (135)	$ (563)	$ 32
Unrecognized net actuarial loss	1,034	956	463
Unrecognized net obligation at transition	(24)	(28)	(32)
Unrecognized prior service cost	(199)	(199)	(200)
Prepaid benefit cost included in other assets	$ 676	$ 166	$ 263
Components of Net Periodic Benefit Cost			
Service cost	$ 155	$ 274	$ 215
Interest cost	172	140	150
Expected return on plan assets	(163)	(174)	(140)
Amortization of prior service cost	(1)	(1)	17
Amortization of net obligation at transition	(4)	(4)	(4)
Recognized net actuarial loss	35	14	22
Net periodic benefit cost	$ 194	$ 249	$ 260
Weighted-Average Assumptions as of December 31			
Discount rate	7.25%	7.50%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

A deferred compensation plan was adopted for the President and Chief Executive Officer. Benefits are to be paid in monthly installments for 15 years following retirement or death. The agreement provides that if employment is terminated for reasons other than death or disability prior to age 65, the amount of benefits would be reduced. The deferred compensation expense for 2002, 2001 and 2000, based on the present value of the retirement benefits, was $23,320, $21,794, and $20,368. The plan is unfunded. However, life insurance has been acquired on the life of the employees in amounts sufficient to discharge the obligations.

Note 10. Income Taxes

Net deferred tax assets (liabilities) consist of the following components as of December 31, 2002 and 2001:

	2002	2001
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 670	$ 585
Deferred compensation	60	52
Other	25	13
Securities available for sale	- -	128
	$ 755	$ 778
Deferred tax liabilities:		
Property and equipment	$ 423	$ 243
Prepaid pension costs	244	126
Securities available for sale	1,712	- -
	$ 2,379	$ 369
	$ (1,624)	$ 409

The provision for income taxes charged to operations for the years ended December 31, 2002, 2001 and 2000 consists of the following:

	2002	2001	2000
		(In Thousands)	
Current tax expense	$ 2,142	$ 1,850	$ 1,630
Deferred tax provision (benefit)	193	(95)	(180)
	$ 2,335	$ 1,755	$ 1,450

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2002, 2001 and 2000, due to the following:

	2002	2001	2000
	(In Thousands)		
Computed "expected" tax expense	$ 2,940	$ 2,370	$ 1,931
(Decrease) in income taxes resulting from:			
Tax-exempt interest income	(594)	(578)	(466)
Other, net	(11)	(37)	(15)
	$ 2,335	$ 1,755	$ 1,450

Note 11. Related Party Transactions

The Company's subsidiary bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. These persons and firms were indebted to the subsidiary bank for loans totaling $4,211,000 and $2,550,000 at December 31, 2002 and 2001, respectively. During 2002, total principal additions were $2,854,000 and total principal payments were $1,193,000.

Note 12. Contingent Liabilities and Commitments

In the normal course of business, there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. The Company does not anticipate any material loss as a result of these transactions.

See Note 15 with respect to financial instruments with off-balance-sheet risk.

The Company must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2002 and 2001, the aggregate amount of daily average required reserves for each year was approximately $25,000.

Note 13. Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common stockholders.

	2002		2001		2000	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic EPS	1,821,000	$ 3.47	1,746,000	$ 2.99	1,741,000	$ 2.43
Effect of dilutive securities:						
Stock options	42,000		37,000		11,000	
Diluted EPS	1,863,000	$ 3.39	1,783,000	$ 2.93	1,752,000	$ 2.41

In 2002 and 2000, stock options representing 6,875 and 69,825 shares, respectively, were not included in the calculation of earnings per share because they would have been antidilutive. No options were excluded from the computation of diluted earnings per share for the year ended December 31, 2001.

Note 14. Retained Earnings

Transfers of funds from the banking subsidiary to the Parent Company in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2002, the aggregate amount of unrestricted funds which could be transferred from the Company's subsidiaries to the Parent Company, without prior regulatory approval, totaled $11,010,000 or 27.0 % of the total consolidated net assets.

Note 15. Financial Instruments With Off-Balance-Sheet Risk and Credit Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit and interest rate swaps. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

A summary of the contract amount of the Company's exposure to off-balance-sheet risk as of December 31, 2002 and 2001, is as follows:

	2002	2001
	(In Thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 31,590	$ 34,244
Standby letters of credit	1,969	2,343

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 2002 averages 66.0 percent.

The Company has utilized derivative instruments in the form of interest rate swaps during the years 2002 and 2001. Interest rate swaps are contracts in which a series of interest flows in a single currency are exchanged over a prescribed period. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations and payments are based. The notional amounts are not exchanged and do not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any.

During May 2000, the Company entered into two interest rate swap agreements to assume variable market-indexed interest payments in exchange for fixed-rate interest payments (interest rate swaps). The notional principal amount of interest rate swaps outstanding was $8,525,000 at December 31, 2001 and 2000. The original term to maturity was 24 months. The weighted-average fixed payment rate was 7.00% at December 31, 2002 and 2001. Variable interest payments received are based on three-month LIBOR. At December 31, 2002 and 2001, the weighted average rate of variable market-indexed interest payment obligations to the Company was 1.56 % and 1.67%, respectively. The effect of these agreements was to transform fixed rate liabilities to variable rate liabilities. The net income from these agreements was $ 169,774 and $250,848 for the twelve-month periods ended December 31, 2002 and 2001, which was charged to income as it accrued.

During 2002 and 2001, interest rate swaps used for other-than-trading purposes modify the interest rate exposure in the Company's interest-bearing deposits.

The Company has approximately $4,288,237 in deposits in financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2002.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans were estimated using discounted cash flow analyses, using interest rates currently being offered.

Accrued Interest

The carrying amounts of accrued interest approximate fair values.

Deposits and Borrowings

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. For all other deposits and borrowings, the fair value is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Off-Balance-Sheet Financial Instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2002 and 2001, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

Fair values for off-balance-sheet derivative financial instruments, for other-than-trading purposes, are based upon quoted market prices.

The estimated fair values, and related carrying amounts, of the Company's financial instruments are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and short-term investments	$ 9,523	$ 9,523	$ 12,975	$ 12,975
Securities	163,673	163,957	124,351	124,522
Loans held for sale	17,489	17,533	6,652	6,668
Loans	209,800	212,857	194,340	203,720
Accrued interest receivable	2,051	2,051	1,984	1,984
Financial liabilities:				
Deposits	$ 328,903	$ 330,768	$ 271,731	$ 272,864
Securities sold under agreements to repurchase	8,924	8,924	12,011	12,011
Federal Home Loan Bank advances	--	--	7,000	7,000
Long-term debt	31,545	33,180	20,805	23,136
Trust preferred capital notes	10,000	10,000	10,000	10,000
Accrued interest payable	681	681	819	819
Off-balance-sheet derivative financial instruments:				
Other-than-trading assets:				
Interest rate swaps	$ --	$ --	$ --	$ 225

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 17. Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2002 and 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 43,496	15.6%	$ 22,258	8.0%		N/A
The Middleburg Bank	$ 39,804	15.6%	$ 20,396	8.0%	$ 25,495	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 41,189	14.8%	$ 11,129	4.0%		N/A
The Middleburg Bank	$ 37,497	14.7%	$ 10,198	4.0%	$ 15,297	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 41,189	10.6%	$ 15,597	4.0%		N/A
The Middleburg Bank	$ 37,497	9.9%	$ 15,154	4.0%	$ 18,943	5.0%
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 41,374	17.3%	$ 19,088	8.0%	N/A	
The Middleburg Bank	$ 34,969	15.0%	$ 18,675	8.0%	$ 23,344	10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 39,084	16.4%	$ 9,544	4.0%	N/A	
The Middleburg Bank	$ 32,909	14.1%	$ 9,338	4.0%	$ 14,007	6.0%
Tier 1 Capital (to Average Assets):						
Consolidated	$ 39,084	12.5%	$ 12,542	4.0%	N/A	
The Middleburg Bank	$ 32,909	10.8%	$ 12,218	4.0%	$ 15,273	5.0%

Note 18. Acquisition

On August 9, 1999, the Company purchased one percent of the issued and outstanding capital stock of Gilkison Patterson Investment Advisors, Inc. ("GPIA"), an investment advisory firm based in Alexandria, Virginia. The Company also acquired the right to purchase all of the remaining authorized, issued and outstanding shares of GPIA's capital stock on or after July 1, 2001. This option was extended through June 30, 2002. On April 1, 2002, the Company completed the acquisition of GPIA. The terms of the transaction included a total purchase price of $6 million, which included 59,874 shares ($2.5 million value) of the Company's common stock issued to the shareholders of GPIA. Based on a purchase price valuation, the Company allocated approximately 61% of the purchase price to identified intangibles with a weighted-average life of 12.5 years. The remaining 39% of the purchase price has been treated as goodwill.

Note 19. Trust Preferred Capital Notes

On November 14, 2001. ICBI Capital Trust I, a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable Capital Securities. On November 28, 2001, $10 million of trust preferred securities were issued through a pooled underwriting totaling approximately $750 million. The securities have a LIBOR-indexed floating rate of interest. During 2002, the interest rates ranged from 5.17% to 5.85%. At December 31, 2002 the weighted-average interest rate was 5.79%. The securities have a mandatory redemption date of December 8, 2031, and are subject to varying call provisions beginning December 8, 2006. The principal asset of the Trust is $10 million of the Company's junior subordinated debt securities with the like maturities and like interest rates to the Capital Securities.

The Trust Preferred Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Capital Securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Capital Securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Capital Securities.

Note 20. Condensed Financial Information - Parent Corporation Only

MIDDLEBURG FINANCIAL CORPORATION
(Parent Corporation Only)

Balance Sheets
December 31, 2002 and 2001

Assets	2002	2001
	(In Thousands)	
Cash on deposit with subsidiary bank	$ 95	$ 35
Money market fund	556	1,409
Securities available for sale	2,292	2,273
Investment in subsidiaries, at cost, plus equity in undistributed net income	42,228	33,881
Note receivable	- -	1,000
Goodwill	3,422	1,272
Intangible assets	3,481	- -
Other assets	454	1,770
Total assets	$ 52,528	$ 41,640
Liabilities and Shareholders' Equity		
Liabilities		
Long-term debt	$ 545	$ 805
Trust preferred capital notes	10,000	10,000
Other liabilities	573	497
Total liabilities	$ 11,118	$ 11,302
Shareholders' Equity		
Common stock	$ 9,263	$ 8,761
Capital surplus	3,644	741
Retained earnings	25,184	21,084
Accumulated other comprehensive income (loss)	3,319	(248)
Total shareholders' equity	$ 41,410	$ 30,338
Total liabilities and shareholders' equity	$ 52,528	$ 41,640

MIDDLEBURG FINANCIAL CORPORATION
(Parent Corporation Only)

Statements of Income
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(In Thousands)	
Income			
Dividends from subsidiaries	$ 2,555	$ 1,795	$ 1,500
Interest and dividends from investments	158	169	224
Interest on money market	14	18	6
Interest from loan to GPIA	16	74	80
Management fees from GPIA	40	78	77
Gains (losses) on securities available for sale, net	(6)	119	(5)
Total income	$ 2,777	$ 2,253	$ 1,882
Expenses			
Salaries and employee benefits	$ 29	$ 161	$ 123
Amortization	313	96	64
Legal and professional fees	73	63	65
Printing and supplies	51	1	9
Directors fees	- -	50	34
Advertising	115	- -	- -
Interest expense on loan from subsidiary	- -	37	40
Interest expense other	584	114	76
Other	145	145	156
Total expenses	$ 1,310	$ 667	$ 567
Income before allocated tax benefits and undistributed income of subsidiaries	$ 1,467	$ 1,586	$ 1,315
Income tax (benefit)	(296)	(49)	(34)
Income before equity in undistributed income of subsidiaries	$ 1,763	$ 1,635	$ 1,349
Equity in undistributed income of subsidiaries	4,549	3,582	2,879
Net income	$ 6,312	$ 5,217	$ 4,228

MIDDLEBURG FINANCIAL CORPORATION
(Parent Corporation Only)

Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
		(In Thousands)	
Cash Flows from Operating Activities			
Net income	$ 6,312	$ 5,217	$ 4,228
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	313	96	64
Undistributed earnings of subsidiaries	(4,549)	(3,582)	(2,879)
(Gain) loss on sale of securities available for sale	6	(119)	5
(Increase) in other assets	(190)	(300)	(19)
Increase (decrease) in other liabilities	(42)	(10)	92
Net cash provided by operating activities	$ 1,850	$ 1,302	$ 1,491
Cash Flows from Investing Activities			
Purchase of securities available for sale	$ (156)	$ (162)	$ --
Proceeds from sale of securities available for sale	201	503	100
Investment in subsidiary bank	--	(8,000)	--
Purchase of subsidiary	(1,240)	--	--
Net cash provided by (used in) investing activities	$ (1,195)	$ (7,659)	$ 100
Cash Flows from Financing Activities			
Proceeds from issuance of trust preferred capital notes	$ --	$ 10,000	$ --
Proceeds from long-term debt	--	--	1,300
Payments on long-term debt	(260)	(495)	--
Payment of note payable to subsidiary	--	(500)	--
Purchase of common stock	--	(214)	(1,327)
Net proceeds from issuance of common stock	906	464	34
Cash dividends paid	(2,094)	(1,676)	(1,402)
Net cash provided by (used in) financing activities	$ (1,448)	$ 7,579	$ (1,395)
Increase (decrease) in cash and cash equivalents	$ (793)	$ 1,222	$ 196
Cash and Cash Equivalents			
Beginning	1,444	222	26
Ending	$ 651	$ 1,444	$ 222
Supplemental Disclosure of Noncash Transactions			
Issuance of common stock for contingent payment under terms of acquisition of subsidiary	$ 2,500	$ --	$ 357
Note receivable forgiven in connection with purchase of subsidiary	$ 1,000	$ --	$ --
Exercise of option to purchase subsidiary	$ 1,200	$ --	$ --

MIDDLEBURG FINANCIAL CORPORATION

MIDDLEBURG FINANCIAL CORPORATION AND MIDDLEBURG BANK BOARD OF DIRECTORS

Howard M. Armfield
Joseph L. Boling
Childs F. Burden
J. Lynn Cornwell, Jr.
William F. Curtis
Robert C. Gilkison
C. Oliver Iselin, III
Gary D. LeClair
Thomas W. Nalls
John L. Sherman
Millicent W. West
Edward T. Wright

MIDDLEBURG FINANCIAL CORPORATION OFFICERS

Joseph L. Boling
Chairman of the Board and Chief Executive Officer
Alice P. Frazier
Executive Vice President and Chief Financial Officer

MIDDLEBURG BANK ADVISORY BOARDS

Loudoun Valley
Warren Braham
Rey Browning
Mary Lou Raymond
James O. Wiley
Eric V. Zimmerman

Leesburg & Ashburn
Stanley F. Caulkins
G.T. Dunlop Ecker
George W. Titus
C. Terry Titus


EQUAL HOUSING LENDER

MEMBER FDIC

www.middleburgfinancial.com

MIDDLEBURG BANK OFFICERS

Joseph L. Boling
Chairman of the Board and Chief Executive Officer
Alice P. Frazier
Executive Vice President and Chief Financial Officer
Arch A. Moore, III
Executive Vice President, Senior Loan Officer
George H. Bramhall
Senior Vice President, Loan Officer
Linda M. Fourney
Senior Vice President, Organizational Development
Kathleen J. Chappell
Vice President, Controller
Kathleen S. Croson
Vice President, Retail Banking
Jeffrey H. Culver
Vice President, Credit Administration
Reginald E. Dawson
Vice President, Loan Officer
Janet T. Dewey
Vice President, Marketing
Lowell E. Dickens
Vice President, Loan Officer
Bradley J. Gable
Vice President, Director of Mortgage Production
Kathryn L. Kearns
Vice President, Loan Officer
Lisa E. Kilgour
Vice President, Operations
Jeffery K. Nulf
Vice President, Organizational Development
Gregory A. Pichardo
Vice President, Loan Officer
R. Rucker Slater, Jr.
Vice President, Loan Officer
Edward L. Wetherell
Vice President, Investment Services

Maria J. Boyer
Assistant Vice President, Portfolio Lending
Todd A. Braithwaite
Assistant Vice President, Network Administration
Tammy J. Ellmore
Assistant Vice President, Loan Administration
Patricia L. Geyer
Assistant Vice President, Investment Services
Karen B. Grayson
Assistant Vice President, Internal Audit
Josh A. Grimes
Assistant Vice President, Loan Administration
Nan C. Havens
Assistant Vice President, Branch Manager
Stuart W. Kasin
Assistant Vice President, Investment Services
Michelle Kennedy
Assistant Vice President, Branch Manager
Mary E. McCauley
Assistant Vice President, Branch Manager
Susan R. Miller
Assistant Vice President, Branch Manager
Eric J. Neumann
Assistant Vice President, Investment Services
Sarah L. Underwood
Assistant Vice President, Investment Services
JoAnn Willis
Assistant Vice President, Deposit Operations
Jennifer Wilson
Assistant Vice President, Branch Manager

TREDEGAR TRUST COMPANY BOARD OF DIRECTORS

John Mason Lee Antrim
Joseph L. Boling
Gary D. LeClair
Claiborne W. Minor
James H. Patterson
Russell L. Rabb, Jr.

TREDEGAR TRUST COMPANY OFFICERS

Joseph L. Boling
Chairman of the Board
John Mason Lee Antrim
President and Chief Executive Officer
James E. Abbe, IV
Vice President, Investments
David L. Hartley
Vice President, Piedmont Region
Martha E. Madeira
Vice President, Williamsburg Region
Gus E. Mitchell, IV
Vice President, Business Development
Rena O. Wynne
Vice President, Operations
Maxwell C. Wallace
Assistant Vice President, Trust Administration
Julie F. Chambers
Trust Operations Officer
Charles M. Guthridge, Jr.
Trust Administration Offic

GILKISON PATTERSON INVESTMENT ADVISORS OFFICERS

James H. Patterson
President and Chief Executive Officer
Sheffield C. Richey, Jr.
Senior Vice President
Robert F. Domagala, Jr.
Vice President

THE IMPORTANCE OF KNOWING HOW WE GOT HERE.

MFC's market leadership is no accident. While good growth may have come because of our location, becoming the market leader requires more than just mere presence. It requires an ongoing commitment to our original value of serving every single client one at a time, with a sincere level of care and personal service. It requires a belief in the importance of basic ideas like knowing many of our clients by name and treating them with respect, regardless of the size of their account. And it requires our being an integral part of the community and doing more than our share to make Loudoun County a better place to live and do business. We know what got us here. And we know those same qualities will get us to the next level of growth. As long as we keep it all in perspective.



 Middleburg Financial Corporation

STOCK LISTING

Current market quotations for the common stock of Middleburg Financial Corporation are available on the NASDAQ Small Cap Market under the symbol MBRG.

STOCK TRANSFER AGENT

American Stock & Transfer Company
Shareholder Relations
59 Maiden Lane
Plaza Level
New York, N.Y. 10038
1-800-937-5449
Email: info@amstock.com

INVESTOR RELATIONS & FINANCIAL STATEMENTS

During the year, MFC distributes a semi-annual financial report and an annual report. Additionally, MFC files an annual report to the Securities and Exchange Commission on Form 10-K and quarterly reports on Form 10-Q. A copy of the reports may be obtained without charge by visiting our website www.middleburgfinancial.com or upon written request to:

Alice P. Frazier
Middleburg Financial Corporation
P. O. Box 5
Middleburg, Virginia 20118
703-777-6327
Email: IR@middleburgbank.com


Middleburg
Financial Corporation

MIDDLEBURG FINANCIAL CORPORATION

111 West Washington Street

Post Office Box 5

Middleburg, Virginia
20118

703-777-6327

MIDDLEBURG BANK

Main Office

111 West Washington Street

Middleburg, Virginia
20117

703-777-6327

TREDEGAR TRUST COMPANY

Main Office

821 East Main Street

Richmond, Virginia
23219

804-644-2848

GILKISON PATTERSON INVESTMENT ADVISORS

1901 North Beauregard Street
Suite 300

Alexandria, Virginia
22311

703-931-1366